





STRATEGY. TEAMWORK. EXECUTION.

Success. Winning. Design. Open. Loyalty. Teamwork. Inventive. Above the... Player. Industry Leader. Exceeding Your Expectations. Imaginative. WINNING. Decision Making. Successful. Teamwork. Net profit.

CHAMPION INDUSTRIES, INC.

06 annual report

Corporate Profile

Champion Industries, Inc., headquartered in Huntington, West Virginia, is a commercial printer, business forms manufacturer and office products and office furniture supplier. With annual revenues of over $145 million, the Company operates in regional markets of the United States, east of the Mississippi River.

FINANCIAL HIGHLIGHTS GRAPHS

REVENUE
(in thousands)



$ 150,000
140,000
130,000
120,000
110,000
122,884
122,183
124,402
134,925
145,188
2002
2003
2004
2005
2006

GROSS PROFIT
(in thousands)



$ 46,000
42,000
38,000
34,000
30,000
34,692
34,351
34,396
38,253
43,394
2002
2003
2004
2005
2006

LONG-TERM DEBT
(in thousands)



$ 10,000
8,000
6,000
4,000
2,000
1,805
3,966
8,257
6,761
4,220
2002
2003
2004
2005
2006

BOOK VALUE PER SHARE



$ 4.60
4.48
4.36
4.24
4.12
4.41
4.39
4.27
4.18
4.51
2002
2003
2004
2005
2006

TOTAL ASSETS
(in thousands)



$ 67,000
64,000
61,000
58,000
55,000
59,508
58,469
64,150
61,645
65,989

INCOME FROM OPERATIO
(in thousands)



$ 10,000
8,000
6,000
4,000
2,000
4,073
3,156
38
2,435
9,753
2002
2003
2004
2005
2006



2006 REPRESENTED A RECORD EARNINGS YEAR FOR CHAMPION, WITH EARNINGS NEARLY QUADRUPLING.



FINANCIAL HIGHLIGHTS

	2006[1]	2005[1]	2004	2003	2002
	Year Ended October 31,				
Operating Results Data	(In thousands, except share and per share data)				
Total revenues	**$ 145,188**	$ 134,925	$ 124,402	$ 122,183	$ 122,884
Gross profit	**43,394**	38,253	34,396	34,331	34,692
Income from operations	**9,753**	2,435	1,338	3,156	4,073
Net income	**5,474**	1,117	750	1,768	2,208
Earnings per share:					
Basic	**$ 0.56**	$ 0.11	$ 0.08	$ 0.18	$ 0.23
Diluted	**0.55**	0.11	0.08	0.18	0.23
Weighted average common shares outstanding:					
Basic	**9,818,000**	9,735,000	9,729,000	9,714,000	9,714,000
Diluted	**9,972,000**	9,809,000	9,825,000	9,761,000	9,726,000
Dividends per share	**$ 0.20**	$ 0.20	$ 0.20	$ 0.20	$ 0.20
Book value per share at year end	**$ 4.51**	4.18	4.27	4.39	4.41

[1] During the fourth quarter of 2005, the Company incurred various charges resulting from Hurricane Katrina. As a result of the hurricane, the Company recorded a pre-tax charge of $1,021,000 or $581,000 net of tax or $0.06 per share on a basic and diluted basis. In 2006, the Company recorded recoveries of approximately $377,000, or $224,000 net of tax or $0.02 per share on a basic and diluted basis.

	2006	2005	2004	2003	2002
	October 31,				
Financial Position Data	(In thousands, except share and per share data)				
Cash and cash equivalents	**$ 5,487**	$ 3,662	$ 1,745	$ 2,172	$ 4,507
Working capital	**25,955**	26,081	26,913	26,977	26,072
Total assets	**65,989**	61,645	64,150	58,469	59,508
Long-term debt (net of current portion) [1]	**4,220**	6,761	8,257	3,966	1,805
Shareholders' equity	**44,777**	40,752	41,551	42,691	42,866

[1] Includes non-current borrowings under the Company's revolving credit facility.

SPECIAL NOTES REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report or in documents incorporated herein by reference, including without limitation statements including the word "believes," "anticipates," "intends," "expects" or words of similar import, constitute "forward-looking statements" within the meaning of section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements of the Company expressed or implied by such forward-looking statements. Such factors include, among others, general economic and business conditions, general economic and business conditions in the Company's market areas affected by Hurricane Katrina, changes in business strategy or development plans and other factors referenced in this Annual Report, including without limitations under the captions "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.



Letter from the Chairman

I am pleased to report that Champion has recorded record income and sales in 2006. This effort is the culmination of many years of hard work and dedication from our staff and management which has been focused on executing our corporate strategy. It is exciting to be involved with a company and watch it spread its wings as Champion did in 2006. I eagerly look forward to our efforts for 2007 and beyond.

We began 2006 by addressing the implications of the aftermath of Hurricane Katrina and the future of our Louisiana operations. We rebuilt our operations around our Baton Rouge hub, maintained strategic operations in New Orleans and prepared the rest of our Company for the opportunities and challenges of 2006. We were fortunate to be able to recoup, in 2006, approximately $377,000, net of additional expenses, of our losses from Hurricane Katrina. Even more importantly, our employees and customers were able to begin rebuilding their lives and we were able to begin rebuilding our business, thus making ourselves a stronger organization positioned for future growth.

Our first quarter set the Company on track for our record breaking year with the best first quarter in the Company's history. We achieved these results in part by our efforts over the last several years in consolidating and streamlining our operations, including our management restructuring in the first quarter of 2005. We believe these changes set the stage for our improved results in 2006. The first quarter was also reflective of what evolved into a record year for furniture sales. Our furniture growth was directly the result of Champion and its associated furniture subsidiaries being recognized as the market leader in our furniture markets.

The second quarter also set a record as the best second quarter in the Company's history. With back to back record quarters it was certainly a validation that our business plan was working and, more importantly, that we were executing the plan as prescribed. These gains resulted from both organic sales growth and gross margin improvement over the previous year.

The third quarter is traditionally a tough quarter in the printing industry. Nevertheless, we were able to record our best earnings in eight years, and we concluded our third quarter with the best nine months in the Company's history. We continued strong top line growth and were positively impacted by our cost reduction strategies.

We committed capital and personnel in 2006 for critical investments in the digital prepress arena. We implemented a digital prepress imaging system to integrate the bulk of our commercial print operations with our multiple locations. This allows for remote proofing of files, enhanced digital file sharing and production workflow enhancement throughout our divisions. We also made new investments in presses for both our Huntington sheet and rotary plants and purchased a six color sheet-fed press for our new consolidated Baton Rouge and New Orleans production operation.







In 2007, we made a strategic decision to spin off the print-on-demand and mail component of the Chapman Printing Charleston location into a new division in



MARSHALL T. REYNOLDS
Chairman and CEO

"It is exciting to be involved with a company and watch it spread its wings as Champion did in 2006. I eagerly look forward to our efforts for 2007 and beyond."




SUCCESS

"We will build our future from the foundation of the past and the strategy of the present."

- Marshall T. Reynolds
Chairman and CEO

Charleston, WV. This operation represents what we believe to be a potential growth area in the variable output of documents with an initial focus related to statement rendering applications and postal optimization. We also have targeted additional cost reduction initiatives, specifically in the areas of payroll S,G&A costs, and intend to have the bulk of these initiatives implemented during the second quarter of 2007.

It is difficult not to have a feeling of a sense of accomplishment as we reflect back on 2006; however, it is misleading to believe that the results of 2006 mystically happened. The printing industry has undergone dramatic changes over the last several years and Champion has had to adapt and change to be in a position to win. The effects over the last several years put us in a position to post solid operating results. As one of the better capitalized printing companies in America, our size enables us to compete effectively with virtually any competitor in the marketplace. Our fortress balance sheet will allow us to take advantage of opportunities as they are presented in the future.

We will build our future from the foundation of the past and the strategy of the present. I sincerely desire that all of Champion's partners, be they customers, shareholders or employees, have an outstanding 2007 and commit themselves to the efforts necessary to achieve continued success.

Marshall T. Reynolds
Chairman and CEO


BOARD OF DIRECTORS AND OFFICERS

Directors

1. **MARSHALL T. REYNOLDS**
   CEO & Chairman of the Board
   Champion Industries, Inc.

2. **LOUIS J. AKERS**
   Vice Chairman of the
   Board of Directors
   Ferris, Baker Watts, Incorporated

3. **PHILIP E. CLINE**
   President
   River City Associates, Inc.
   General Manager
   Pullman Plaza Hotel

4. **HARLEY F. MOONEY, JR.**
   Brigadier General U.S. Army (Retired)
   Managing Partner
   Mooney - Osborne & Associates

5. **A. MICHAEL PERRY**
   Retired Chairman of the Board
   Bank One West Virginia, N.A.

6. **NEAL W. SCAGGS**
   President
   Baisden Brothers, Inc.

7. **GLENN W. WILCOX**
   CEO & Chairman of the Board
   Wilcox Travel Agency, Inc.

Officers

- **MARSHALL T. REYNOLDS**
  CEO & Chairman of the Board
  Champion Industries, Inc.

- **TONEY K. ADKINS**
  President and COO

- **J. MAC ALDRIDGE**
  Senior Vice President

- **TODD R. FRY**
  Senior Vice President and CFO

- **R. DOUGLAS McELWAIN**
  Senior Vice President

- **JAMES A. RHODES**
  Senior Vice President

- **WALTER R. SANSOM**
  Secretary

Directors


1


2


3


4


5


6


7


STRATEGY.



"GIVE ME SIX HOURS TO CHO DOWN A TREE AND I WILL SPEND THE FIRST FOUR SHARPENING THE AXE."

- Abraham Lincoln



IN ORDER TO REACH A GOAL, A STRATEGY MUST BE IN PLACE.

The ultimate success of an organization requires the design, implementation and execution of a strategic plan. At Champion, our strategy has always been to focus on leveraging our core competencies to provide multiple products and services to our growing customer base. We identified what needed to be done to adapt to a changing market and put the right team together to implement this strategy. The ultimate goal is to be a full service provider of printing services, office products and office furniture. Our balance sheet and strong financial position have allowed us to implement this strategy by making long-term decisions which positively impact the Company.

We have continually reviewed our processes, resources and results to better operate our Company. In 2001, we saw the need to restructure the business and took a $6.1 million charge as part of a restructuring and profitability enhancement plan. This plan was implemented to effectuate certain key initiatives including plant and office consolidations, headcount reductions, asset impairment issues and a general response to a deteriorating economic environment. Since that time we have continued to follow our strategic initiatives to streamline our operations.

At Champion, our strategic actions have resulted in plant and workflow consolidations, reorganization of policies and procedures and significant investment into property, plant and equipment without increasing the corporate cost structure. From 2000 forward, our corporate activities have been focused on the strengthening of the Company's position in its core competencies. We have invested over $25.0 million in property, plant and equipment and have spent over $7.0 million on acquisitions.

Some issue, unfortunately, have been out of our control. In 2005, we faced the ravages of Hurricane Katrina and, like many others, faced challenging losses amidst a devastated regional economy, forcing the movement of our New Orleans production operation into our Baton Rouge location. However, we believe in the resurgence of the area's economy and maintain a full sales and support staff in New Orleans. We also were mired in a lawsuit in Jackson, MS for many years which we were finally able to settle in 2005. The costs of such a legal action run much deeper than the quantifiable legal and settlement costs.

Our strategy encompasses multiple platforms with a central theme of synergistic acquisitions, capital allocation, revenue enhancement and cost containment. This strategy focus allows the Company to capture market share and operate from a position of strength today and into the future.




GraphicArts
MONTHLY
Big Webs
Big Rolls
Centralized Peripherals
43 American Banknote
44 Command Web Offset
45 ColorGraphics, Inc.
Los Angeles, CA, COM, C.
46 Hess Management
Austin, TX, CAT, BK, R. Mayers
47 Sandy Alexander
Clifton, NJ, COM, R.
Japs-Olson Company
St. Louis Park, MN, COM, M.
The Matlet Group
Pawtucket, RI, COM,CAT,
Champion Industries
Huntington, WV, COM, BK,
GAM Graphic Arts Monthly
Top Printers
The Graphic Arts BlueBook GABB
GAM101
North America's Top Printers 2006
Champion Industries
has been listed as one of North America's leading printing companies
in the 23rd annual Graphic Arts Monthly and Graphic Arts BlueBook Top 101 Printers.
August 1, 2006
Kodak

PERFORMANCE LEADS TO RECOGNITION.

Champion Industries, Inc. is honored
as one of the top printers in North America.


TEAMWORK.





“If everyone is moving forward together, then success takes care of itself.”

- Henry Ford

The challenge associated with teamwork has alway been to recognize the strengths of every member c the team and to capitalize on these strengths to cre ate outstanding results. At Champion, our teamwor encompasses our personnel and our various operatin divisions working together as a team to accomplish th mission. We utilize our operating model to leverage ou various core competencies to produce our jobs effi ciently and to allocate production resources.

- We have capitalized on technologies that exist in our operation and invested in new, advanced resources to create an immediate impact on our ability to deliver high-quality printing and office products and office furniture to our markets. In 2006, a major investment in state-of-the-art digital prepress technologies to improve file sharing and remote proofing capabilities among many of Champion's operating divisions.
- In 2005, we created a new senior management team to work with Marshall Reynolds, Chairman and CEO that includes President Toney Adkins and Senior Vice Presidents Todd Fry, Mac Aldridge, Jim Rhodes and Doug McElwain. These Company leaders have been charged with the responsibility and authority to create an environment of effective teamwork.
- We have rationalized many of our administrative functions and have begun to make the appropriate adjustments to consolidate administrative tasks in a central location.
- By instilling the benefits of teamwork throughout the Company, we have opened the vertical channels of workflow.

At Champion, we have better defined not only th team, but the resources and efficiencies that exist with in it. There are no results and ultimately no executio of the corporate strategy without a team working to gether towards a common goal.

"Whenever you are asked if you can do a job tell 'em 'I certainly can!' Then get busy and find out how to do it."

- Theodore Roosevelt


Execution.



WE UNDERSTAND THAT THE END RESULT OF OUR HARD WORK IS THE OUTSTANDING RESULTS AS EVIDENT IN OUR PERFORMANCE THROUGHOUT 2006.



Business is a continual challenge which often presents endless opportunities.

The execution of a strategy by a functional and effective team is the end result of significant investment in resources, both human and financial, toward the goals of the Company. The results are the indisputable evidence of all the components of the successful execution of a strategy. At Champion, we understand where we are going and in 2006 saw the positive fruits of our labor.

Our strategy is centralized around the overall financial strength of the Company. This gives us the ability, and most importantly the financial tools, to execute the strategies that effectively capitalize on the strengths of the Company.

Champion has been engaged in numerous cost-saving and resource-maximizing consolidations designed to increase value.

- Relocated the U.S. Tag and Carolina Cut Sheet divisions to Huntington, WV.
- Consolidated the Blue Ridge Printing operations into one facility located in Asheville, NC.
- Integrated the Garrison Brewer division of Stationers to our Parkersburg, WV operation.
- Consolidated multiple facilities in Baton Rouge into a new single operating facility.
- Relocated the Company's Chapman Printing Charleston division to a facility leased by the Company as a result of the Syscan acquisition.

Efficiencies are created by, not only continual review, but also by strong investments. Champion has always allocated substantial financial resources with the underlying goal of driving long-term shareholder value.

- From fiscal 2000 forward, we have invested more than $25 million in various capital expenditures to enhance our competitive market position.
- The Company completed a strategic "tuck in" acquisition in 2001 of Transdata Systems of Baton Rouge and New Orleans, Louisiana resulting in additional critical mass for our production plants and new customer relationships.
- We have worked to improve our office products and office furniture group through strategic acquisitions, an enhanced e-commerce platform and the introduction of an import program from overseas. The acquisition of Wheeling, WV based Contract Business Interiors in 2003 brought additional furniture revenue and customer relationships to Champion.
- In 2004, we acquired our largest competitor in West Virginia, the Syscan Corporation. This acquisition brought Champion advanced capabilities in print-on-demand, mailing and fulfillment and e-commerce platforms as well as additional revenue for our office products and office furniture segment.

The execution of our strategy has led to outstanding results in 2006. We continue to challenge ourselves to focus on the long-term goals of executing a solid strategy.



FUTURE.



"CHANGE IS THE LAW OF LIFE. AND THOSE WHO LOOK ONLY TO THE PAST OR PRESENT ARE CERTAIN TO MISS THE FUTURE."

- John F. Kennedy




WE ARE PROUD OF THE
RESULTS OF OUR EFFORTS.

AT CHAMPION, WE HAVE ALWAYS OPERATED WITH THE UNDERSTANDING THAT THE DECISIONS OF TODAY ARE THE PATH TO TOMORROW.

Since the beginning of the new millennium, the Company has attempted to further strengthen the operation by instituting building blocks for the future in what could only be described as a rapidly changing operating environment.

The challenges we have faced as a team throughout the past seven years have forced us to make tough decisions and move forward with many changes for the long-term benefit of our stakeholders. We are proud of the results of our endeavors. Champion has been, and will be, a proven performer in the printing and office products and office furniture industries. We have weathered the challenges of the economy, nature, legal issues and many other factors that are out of our direct control. We have a strong board of directors, senior management team and employee base. Our office products and office furniture segment has established incredibly beneficial relationships that allow us to maximize results and deepen our customer relationships. Our printing segment continues to exceed the needs of our customers through our quality production and dedicated service.

We have begun to work toward expanded revenue enhancement strategies through the spin off of our Chapman Printing Charleston print-on-demand and mail operation. This operation now operates as Champion Output Solutions and is focused on offering comprehensive transactional printing and mail center services with an initial focus on statement rendering, check and explanation of benefits variable print, medical billing and postal optimization. We believe there is potential for strong revenue growth in this sector and we have committed the capital to establish a separate facility to grow this business.

Champion's future is summarized in our approach to the past. We will continue to make the disciplined decisions, to create opportunities for the future.



Printing Divisions



Blue Ridge Printing

544 Haywood Road
Asheville, NC 28806

Phone: 828.254.1000 || 800.633.4298
Fax: 828.252.6455
E-Mail: asheville@brprinting.com

Specializing in super-critical color catalogs, brochures and annual reports for fashion, furniture and financial clientele as well as ad agencies || Highest quality commercial printer with full digital pre-press || Utilizes proprietary UltraRaster™ color separation process || 4- and 6- color presses up to 28 in. x 40 in. || Full bindery || Die cutting

Carolina Cut Sheets
A DIVISION OF CHAMPION INDUSTRIES, INC.

P.O. Box 299
Huntington, WV 25707

Phone: 304.691.5041 || 800.745.5301
Fax: 888.747.5287
E-Mail: ccs@champion-industries.com

Roll to cut sheet business forms manufacturer with digital pre-press || 1- to 5-color presses up to 17 1/2 in. x 22 in. || Capabilities include folding, drilling and padding

Champion Graphic Communications
A DIVISION OF CHAMPION INDUSTRIES, INC.

10848 Airline Highway
Baton Rouge, LA 70816

Phone: 225.291.9090 || 800.552.4610
Fax: 225.291.0900

Mid-sized commercial printer with full digital pre-press || Office product sales || 1- to 6-color presses up to 26 in. x 40 in. || Full bindery featuring automated saddle stitching and perfect binding || Fulfillment services

Champion Graphic Communications
A DIVISION OF CHAMPION INDUSTRIES, INC.

746 Carondelet Street
New Orleans, LA 70130

Phone: 504.525.8283 || 800.807.9688
Fax: 504.569.0715

Mid-sized commercial printer with full digital pre-press || Office product sales || 1- to 6-color presses up to 26 in. x 40 in. || Full bindery featuring automated saddle stitching and perfect binding || Fulfillment services

Champion Output Solutions
CHARLESTON

120 Hills Plaza
Charleston, WV 25312

Phone: 304.720.0343
Fax: 304.720.0348

Print-on-demand || Comprehensive transactional printing || Postal optimization and mail

Chapman Printing Company
CHARLESTON

3000 Washington Street
Charleston, WV 25312

Phone: 304.341.0676 || 800.824.6620
Fax: 304.341.0688
E-Mail: cpcchas@champion-industries.com

Printing sales headquarters with full digital pre-press || Office product sales || Full line printing and services distributor || Print management || Fulfillment || B2B, e-commerce solutions || Mail || Digital print

CHAPMAN PRINTING COMPANY
HUNTINGTON

2450-90 1st Avenue
Huntington, WV 25703

Phone: 304.528.2791 || 800.624.3431
Fax: 304.528.2746
E-Mail: cpcprep@champion-industries.com

Mid-sized commercial printer with full digital pre-press || Office product sales || 1- and 2-color presses up to 28 in. x 40 in. || Full bindery with auto saddle stitch and perfect binding || Letterpress, envelope presses and foil stamping || In-house rotary division for manufacturing short- to medium-run business forms, laser cut sheets and continuous snapout || Off- and online MICR encoding || Automated presentation folder/gluer

CHAPMAN PRINTING COMPANY
LEXINGTON

890 Russell Cave Road
Lexington, KY 40505

Phone: 859.252.2661 || 800.432.0959
Fax: 859.231.8341
E-Mail: prepress@cpclex.com

Printing sales office with full digital pre-press || Office product sales

CHAPMAN PRINTING COMPANY
MORGANTOWN

951 Point Marion Road || Suite 1
Morgantown, WV 26508

Phone: 304.284.0200
Fax: 304.284.0209

Printing sales headquarters with full digital pre-press || Office product sales || Full line printing and services distributor || Print management || Fulfillment || B2B e-commerce solutions || Mail || Digital print

CHAPMAN PRINTING COMPANY
PARKERSBURG

405 Ann Street
Parkersburg, WV 26101

Phone: 304.485.8596 || 800.458.8596
Fax: 304.485.4793
E-Mail: cpcpkbg@champion-industries.com

Mid-sized commercial printer with full digital pre-press and full color separations || Office product sales || 5- and 6-color presses up to 28 in. x 40 in. || Full bindery || Digital Process Color Press

CONSOLIDATED GRAPHIC COMMUNICATIONS
A DIVISION OF CHAMPION INDUSTRIES, INC.

1901 Mayview Road
Bridgeville, PA 15017

Phone: 412.221.2700 || 800.568.3676
Fax: 412.257.8628 || E-Mail: info@cgc1.com

Full line printing and services distributor || Print management || Fulfillment || B2B e-commerce solutions || Promotional products || Pre-press services || Digital Process Color Press

Donihe Graphics
A DIVISION OF CHAMPION INDUSTRIES, INC.

766 Brookside Drive
Kingsport, TN 37660

Phone: 423.246.2800 || 800.251.0337
Fax: 423.246.7025
E-Mail: donihesales@champion-industries.com

Medium- to long-run half-web color printer with full digital pre-press featuring full color separations || 5-color 2-sided Harris M110 press up to 17 3/4 in. x 26 1/2 in. with aqueous coating || 6-color sheetfed press up to 28 in. x 40 in. with coater and full bindery



INTERFORM
SOLUTIONS
A DIVISION OF CHAMPION INDUSTRIES, INC.

1901 Mayview Road
Bridgeville, PA 15017

Phone: 412.221.3300 || 800.255.3370
Fax: 412.221.6585
E-Mail: info@interformsolutions.com

Leading manufacturer of business forms and direct mail printing to the trade || Roll-fed presses up to 8-color || Full bindery || Mailer and blown-on labels || Direct mail printing and in-house mailing services || Bar coding for inventory control || Variable imaging and personalization || Forms management programs || Foil embossing and registered holograms || Warehousing

The Merten Company
a division of Champion Industries

1515 Central Parkway
Cincinnati, OH 45214

Phone: 513.721.5167 || 800.255.8638
Fax: 513.241.2219
E-Mail: sales@mertenco.com

Mid-sized commercial printer with full digital pre-press || 1- to 6-color presses up to 28 in. x 40 in. with in line aqueous coating || Full bindery || Fulfillment services

US TAG

2450-90 1st Avenue
Huntington, WV 25703

Phone: 304.691.5046 || 800.638.1018
Fax: 304.691.5060 ||
Fax Toll Free: 800.625.6076
E-Mail: ustag@champion-industries.com

Stock and custom tag manufacturer || Small-sized commercial printer with full digital pre-press || 1- to 3-color presses up to 14 in. x 20 in. || Letterpress up to 18 in. x 22 in. || Full bindery



Office Products & Office Furniture Divisions

CAPITOL BUSINESS INTERIORS
A DIVISION OF STATIONERS, INC.

711 Indiana Avenue
Charleston, WV 25302

Phone: 304.343.7550 || 800.628.7880
Fax: 304.346.3350

Office furniture: A-Grade; Systems || Space planning and design

CAPITOL BUSINESS INTERIORS
A DIVISION OF STATIONERS, INC.

1214 Main Street
Wheeling, WV 26003

Phone: 304.233.8880 || 800.962.3659
Fax: 304.233.8866

Office furniture: A-Grade; Systems || Space planning and design

CHAMPION CLARKSBURG
A DIVISION OF STATIONERS, INC.

700 North 4th Street
Clarksburg, WV 26301

Phone: 304.623.6688 || 866.313.4781
Fax: 304.623.0267 || 800.806.2068
E-mail: cfiber@wvdsl.net

Full line of office products and supplies || Data products and supplies || Office furniture: A-Grade; Mid-range; Budget; Pre-owned || Design services || Full line printing and services distributor

CHAMPION
GRAPHIC COMMUNICATIONS
A DIVISION OF CHAMPION INDUSTRIES, INC.

10848 Airline Highway
Baton Rouge, LA 70816

Phone: 225.291.9090 || 800.552.4610
Fax: 225.291.0900
E-Mail: cgcsales@bellsouth.net

Full line of office products and supplies || Data products and supplies || Office furniture: Mid-range; Budget

CHAMPION
GRAPHIC COMMUNICATIONS
A DIVISION OF CHAMPION INDUSTRIES, INC.

746 Carondelet Street
New Orleans, LA 70130

Phone: 504.525.8283 || 800.807.9688
Fax: 504.569.0715

Full line of office products and supplies || Data products and supplies || Office furniture: Mid-range; Budget

CHAPMAN PRINTING COMPANY
MORGANTOWN

951 Point Marion Road || Suite 1
Morgantown, WV 26508

Phone: 304.284.0200
Fax: 304.284.0209

Full line of office products and supplies || Data products and supplies || Office furniture: A-Grade; Systems || Space planning and design

StationerS
INCORPORATED
Your Office Supplier

1945 5th Avenue
Huntington, WV 25703

Phone: 304.528.2780 || 800.862.7200
Fax: 304.528.2795
E-mail: e-champ@champion-industries.com

Full line of office products and supplies || Data products and supplies || Office furniture: A-Grade; Mid-range; Budget; Pre-owned || Design services

Smith & Butterfield Co.
Since 1866
A DIVISION OF CHAMPION INDUSTRIES, INC.

2800 Lynch Road
Evansville, IN 47711

Phone: 812.422.3261 || 800.321.6543
Fax: 812.429.0532

Full line of office products and supplies || Data products and supplies || Office furniture: A-Grade; Mid-range; Budget; Pre-owned || Design services || Printing sales



Smith&Butterfield Co.
Since 1866
A DIVISION OF CHAMPION INDUSTRIES, INC.

107 West 3rd Street
Owensboro, KY 42303

Phone: 270.683.3555 || Fax: 270.683.3556

Full line of office products and supplies || Data products and supplies || Office furniture: A-Grade; Mid-range; Budget; Pre-owned || Design services || Printing sales




Financials
US TREASURY BONDS

FINANCIALS

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data for each of the five years in the period ended October 31, 2006, have been derived from the Audited Consolidated Financial Statements of the Company. The information set forth below should be read in conjunction with the Audited Consolidated Financial Statements, related notes, and the information contained in Management's Discussion and Analysis of Financial Condition and Results of Operations appearing elsewhere herein.

	Year Ended October 31,				
	2006 (1)	2005 (1)	2004	2003	2002
OPERATING STATEMENT DATA:	(In thousands, except share and per share data)				
Revenues:					
Printing	$ 106,414	$ 98,458	$ 95,325	$ 96,537	$ 95,194
Office products and office furniture	38,774	36,467	29,077	25,646	27,690
Total revenues	145,188	134,925	124,402	122,183	122,884
Cost of sales:					
Printing	75,016	70,978	69,746	69,889	68,337
Office products and office furniture	26,778	25,694	20,260	17,963	19,855
Total cost of sales	101,794	96,672	90,006	87,852	88,192
Gross profit	43,394	38,253	34,396	34,331	34,692
Selling, general and administrative expenses	34,018	34,797	33,058	31,175	30,619
Hurricane and relocation costs, net of recoveries	(377)	1,021	—	—	—
Income from operations	9,753	2,435	1,338	3,156	4,073
Interest income	28	18	7	4	14
Interest expense	(610)	(610)	(301)	(167)	(386)
Other income	32	120	288	10	73
Income before income taxes	9,203	1,963	1,332	3,003	3,774
Income tax	(3,729)	(846)	(582)	(1,235)	(1,566)
Net income	$ 5,474	$ 1,117	$ 750	$ 1,768	$ 2,208
Earnings per share:					
Basic	$ 0.56	$ 0.11	$ 0.08	$ 0.18	$ 0.23
Diluted	0.55	0.11	0.08	0.18	0.23
Dividends per share	$ 0.20	$ 0.20	$ 0.20	$ 0.20	$ 0.20
Weighted average common shares outstanding:					
Basic	9,818,000	9,735,000	9,729,000	9,714,000	9,714,000
Diluted	9,972,000	9,809,000	9,825,000	9,761,000	9,726,000

SELECTED CONSOLIDATED FINANCIAL DATA

(continued)

(1) During the fourth quarter of 2005, the Company incurred various charges resulting from Hurricane Katrina. As a result of the hurricane, the Company recorded a pre-tax charge of $1,021,000 or $581,000 net of tax or $0.06 per share on a basic and diluted basis. In 2006, the Company recorded recoveries of approximately $377,000, or $224,000 net of tax or $0.02 per share on a basic and diluted basis.

	October 31,				
	2006	**2005**	**2004**	**2003**	**2002**
BALANCE SHEET DATA:			(In thousands)		
Cash and cash equivalents	**$ 5,487**	$ 3,662	$ 1,745	$ 2,172	$ 4,507
Working capital	**25,955**	26,081	26,913	26,977	26,072
Total assets	**65,989**	61,645	64,150	58,469	59,508
Long-term debt (net of current portion) [1]	**4,220**	6,761	8,257	3,966	1,805
Shareholders' equity	**44,777**	40,752	41,551	42,691	42,866

(1) Includes non-current borrowings under the Company's revolving credit facility.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The Company is a commercial printer, business forms manufacturer and office products and office furniture supplier in regional markets of the United States of America, east of the Mississippi River. The Company has grown through strategic acquisitions and internal growth. Through such growth, the Company has realized regional economies of scale, operational efficiencies, and exposure of its core products to new markets. The Company has acquired fifteen printing companies, eight office products and office furniture companies, one company with a combined emphasis on both printing and office products and office furniture and a paper distribution division (which was subsequently sold in 2001) since its initial public offering on January 28, 1993.

The Company's net revenues consist primarily of sales of commercial printing, business forms, tags, other printed products, document output solutions including rendering, inserting and mailing, office supplies, office furniture, data products and office design services. The Company recognizes revenues when products are shipped or ownership is transferred and when services are rendered to the customer. The Company's revenues are subject to seasonal fluctuations caused by variations in demand for its products.

The Company's cost of sales primarily consists of raw materials, including paper, ink, pre-press supplies and purchased office supplies, furniture and data products, and manufacturing costs including direct labor, indirect labor and overhead. Significant factors affecting the Company's cost of sales include the costs of paper in both printing and office supplies, the costs of labor and other raw materials.

The Company's operating costs consist of selling, general and administrative expenses. These costs include salaries, commissions and wages for sales, customer service, accounting, administrative and executive personnel, rent, utilities, legal, audit, information systems equipment costs, software maintenance and depreciation.

CRITICAL ACCOUNTING POLICIES INVOLVING SIGNIFICANT ESTIMATES

The Company's significant accounting policies are described in Note 1 to the consolidated financial statements. The discussion and analysis of the financial statements and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. The following critical accounting policies affect the Company's more significant judgments and estimates used in the preparation of the consolidated financial statements. There can be no assurance that actual results will not differ from those estimates.

Asset Impairment: The Company is required to test for asset impairment relating to property and equipment whenever events or changes in circumstances indicate that the carrying value of an asset might not be recoverable. The Company applies Statement of Financial Accounting Standards (SFAS) No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets"* (SFAS 144) in order to determine whether or not an asset is impaired. This standard requires an impairment analysis when indicators of impairment are present. If such indicators are present, the standard indicates that if the sum of the future expected cash flows from the Company's asset, undiscounted and without interest charges, is less than the carrying value, an asset impairment must be recognized in the financial statements. The amount of the impairment is the difference between the fair value of the asset and the carrying value of the asset.

The Company believes that the accounting estimate related to an asset impairment is a "critical accounting estimate" because it is highly susceptible to change from period to period because it requires management to make assumptions about future cash flows over future years and that the impact of recognizing an impairment could have a significant effect on operations. Management's assumptions about future cash flows requires significant judgment because actual operating levels have fluctuated in the past and are expected to continue to do so in the future. Management has discussed the development and selection of this critical accounting estimate with the audit committee of our board of directors and the audit committee has reviewed the Company's disclosure relating to it in the MD&A.

Beginning in fiscal year 2002, goodwill and other intangibles are required to be evaluated annually for impairment, according to SFAS No. 142, *"Goodwill and Other Intangible Assets"* (SFAS 142). The standard requires a two-step process be performed to analyze whether or not goodwill has been impaired. Step one is to test for potential impairment and requires that the fair value of the reporting unit be compared to its book value including goodwill and other intangibles. If the fair value is higher than the book value, no impairment is recognized. If the fair value is lower than the book value, a second step must be performed. The second step is to measure the amount of impairment loss, if any, and requires that a hypothetical purchase price allocation be done to determine the implied fair value of goodwill and other intangibles. This fair value is then compared to the carrying value of goodwill and other intangibles. If the implied fair value is lower than the carrying value, an impairment must be recorded.

As discussed in the notes to the financial statements, goodwill and other intangibles are recorded at the adjusted book value and were analyzed for impairment with the implementation of SFAS 142. The fair value of the Company's goodwill and other intangibles was estimated using discounted cash flow methodologies. Based on the analysis, the Company determined that fair value relating to goodwill and other intangibles resulted in an implied fair value greater than the book value recorded for the corresponding goodwill and other intangibles, and therefore, no impairment was recognized in any period subsequent to the adoption of this statement.

The Company believes that the accounting estimate related to the goodwill and other intangibles impairment is a "critical accounting estimate" because the underlying assumptions used for the discounted cash flow can change from period to period and could potentially cause a material impact to the income statement. Management's assumptions about discount rates, inflation rates and other internal and external economic conditions, such as earnings growth rate, require significant judgment based on fluctuating rates and expected revenues. Additionally, SFAS 142 requires that the goodwill and other intangibles be analyzed for impairment on an annual basis using the assumptions that apply at the time the analysis is updated. Management has discussed the development of these estimates with the audit committee of the board of directors. Additionally, the board of directors has reviewed this disclosure and its relation to MD&A.

Allowance for Doubtful Accounts: The Company encounters risks associated with sales and the collection of the associated accounts receivable. As such, the Company records a monthly provision for accounts receivable that are considered to be uncollectible. In order to calculate the appropriate monthly provision, the Company primarily utilizes a historical rate of accounts receivables written off as a percentage of total revenue. This historical rate is applied to the current revenues on a monthly basis. The historical rate is updated periodically based on events that may change the rate such as a significant increase or decrease in collection performance and timing of payments as well as the calculated total exposure in relation to the allowance. Periodically, the Company compares the identified credit risks with the allowance that has been established using historical experience and adjusts the allowance accordingly.

The Company believes that the accounting estimate related to the allowance for doubtful accounts is a "critical accounting estimate" because the underlying assumptions used for the allowance can change from period to period and could potentially cause a material impact to the income statement and working capital. Management has discussed the development and selection of this estimate with the audit committee of the board of directors, and the board has, in turn, reviewed the disclosure and its relation to MD&A.

During 2006, 2005 and 2004, $979,000, $421,000 and $488,000 of bad debt expense was incurred and the allowance for doubtful accounts was $1,558,000, $1,410,000 and $1,422,000 as of October 31, 2006, 2005 and 2004. The actual write-offs for the periods were $832,000, $407,000 and $464,000 during 2006, 2005 and 2004. General economic conditions and specific geographic and customer concerns are major factors that may affect the adequacy of the allowance and may result in a change in the annual bad debt expense.

The following discussion and analysis presents the significant changes in the financial position and results of operations of the Company and should be read in conjunction with the Audited Consolidated Financial Statements and notes thereto included elsewhere herein.

RESULTS OF OPERATIONS

The following table sets forth for the periods indicated information derived from the Company's Consolidated Statements of Operations, including certain information presented as a percentage of total revenues.

	Year Ended October 31, ($ In thousands)					
	2006		2005		2004	
Revenues:						
Printing	$ 106,414	73.3 %	$ 98,458	73.0 %	$ 95,325	76.6 %
Office products and office furniture	38,774	26.7	36,467	27.0	29,077	23.4
Total revenues	145,188	100.0	134,925	100.0	124,402	100.0
Cost of sales:						
Printing	75,016	51.7	70,978	52.6	69,746	56.1
Office products and office furniture	26,778	18.4	25,694	19.0	20,260	16.2
Total cost of sales	101,794	70.1	96,672	71.6	90,006	72.3
Gross profit	43,394	29.9	38,253	28.4	34,396	27.7
Selling, general and administrative expenses	34,018	23.5	34,797	25.8	33,058	26.6
Hurricane and relocation costs, net of recoveries	(377)	-0.3	1,021	0.8	—	0.0
Income from operations	9,753	6.7	2,435	1.8	1,338	1.1
Other income (expense):						
Interest income	28	0.0	18	0.0	7	0.0
Interest expense	(610)	-0.4	(610)	-0.4	(301)	-0.2
Other income	32	0.0	120	0.1	288	0.2
Income before income taxes	9,203	6.3	1,963	1.5	1,332	1.1
Income tax expense	(3,729)	-2.5	(846)	-0.7	(582)	-0.5
Net income	$ 5,474	3.8 %	$ 1,117	0.8 %	$ 750	0.6 %

The following table is a reconciliation of net income as reported to core net income, which is defined as generally accepted accounting principles (GAAP) net income adjusted for recoveries, net of expenses (Hurricane and relocation expenses), net of tax associated with Hurricane Katrina. The Company believes that events associated with Hurricane Katrina require additional disclosure and therefore, the Company has disclosed additional non-GAAP financial measures in an effort to make the quarterly and annual financial statements more useful to investors.

	Three Months Ended October 31,		Year Ended October 31,	
	2006	2005	2006	2005
Net income	$ 1,973,000	$ 569,000	$ 5,474,000	$ 1,117,000
Recoveries, net of expenses (Hurricane and relocation expenses), net of tax	46,000	(581,000)	224,000	(581,000)
Core net income	$ 1,927,000	$ 1,150,000	$ 5,250,000	$ 1,698,000

YEAR ENDED OCTOBER 31, 2006 COMPARED TO YEAR ENDED OCTOBER 31, 2005

REVENUES

Consolidated net revenues were $145.2 million for the year ended October 31, 2006 compared to $134.9 million in the prior fiscal year. This change represents an increase in revenues of approximately $10.3 million, or 7.6%. Printing revenues increased by $8.0 million or 8.1% from $98.5 million in 2005 to $106.4 million in 2006. The increase in printing sales was primarily due to organic growth since there were no new acquisitions since the fourth quarter of 2004. Office products and office furniture revenue increased $2.3 million or 6.3% from $36.5 million in 2005 to $38.8 million in 2006. The increase in revenues for the office products and office furniture segment was primarily attributable to robust office furniture sales in 2006 compared to 2005.

COST OF SALES

Total cost of sales for the year ended October 31, 2006 totaled $101.8 million compared to $96.7 million in the previous year. This change represented an increase of $5.1 million or 5.3% in cost of sales. Printing cost of sales increased $4.0 million, or 5.7% to $75.0 million in 2006 compared to $71.0 million in 2005. Printing cost of sales was higher due to an overall increase in printing sales. This increase was partially offset with an improved gross margin percentage due to lower material and outside purchase costs as a percentage of sales coupled with improved labor and overhead absorption. Office products and office furniture cost of sales increased $1.1 million to $26.8 million in 2006 from $25.7 million in 2005. The increase in office products and office furniture cost of sales is attributable to an increase in office products and office furniture sales. The decrease in office products and office furniture cost of sales as a percent of office products and office furniture sales is primarily reflective of lower furniture costs as a percent of furniture sales and improvements in wholesale pricing factors at Syscan for office supplies.

OPERATING EXPENSES AND INCOME

Selling, general and administrative (S,G&A) expenses decreased $779,000 to $34.0 million in 2006 from $34.8 million in 2005. S,G&A as a percentage of net sales represented 23.5% of net sales in 2006 compared with 25.8% of net sales in 2005. This decrease is primarily related to approximately $800,000 in legal related costs associated with various legal settlement accruals and expenses, including a $440,000 settlement related to a Mississippi lawsuit that was present in 2005. The decrease in selling, general and administrative expenses as a percent of sales is primarily a result of higher overall sales coupled with associated cost savings related to personnel adjustments and facility consolidations, as well as the aforementioned legal related costs in 2005 that were not present in 2006.

On August 29, 2005, Hurricane Katrina made landfall and subsequently caused extensive flooding and destruction along the coastal areas of the Gulf of Mexico, including New Orleans and other communities in Louisiana and Mississippi in which Champion conducts business. Operations in many of the Company's markets were disrupted by both the evacuation of large portions of the population as well as damage and/or lack of access to the Company's operating facility in New Orleans.

The Company filed insurance claims related to both actual and contingent losses. The Company received an advance to claim payment from an insurance company of $300,000 in February 2006 and final settlement claims of $278,000 in April and May 2006. The Company recorded the $300,000 payment as an insurance recovery and related receivable at January 31, 2006. The Company recorded additional charges of approximately $42,000 in the first quarter of 2006 associated with Hurricane Katrina. The Company received a second advance to claim check in April 2006 in the amount of $200,000 and a full settlement of any and all claims check of $78,000 in May 2006. The Company recorded the aggregate amount of these checks as an insurance recovery and the $78,000 as a related receivable at April 30, 2006. The Company incurred additional charges of $234,000 primarily related to additional inventory valuation reserves and costs associated with relocation in the second quarter of 2006. During the fourth quarter of 2006, the Company successfully negotiated an early lease termination related to its New Orleans location resulting in Katrina related recoveries of approximately $76,000.

OTHER INCOME (EXPENSE)

Other expense increased approximately $78,000 from ($472,000) in 2005 to ($550,000) in 2006 due to a reduction in other income of $89,000. The interest expense was flat on a year to year basis.

INCOME TAXES

Income taxes as a percentage of income before taxes were 40.5% in 2006 compared with 43.1% in 2005. The decrease in income taxes as a percentage of income before taxes is primarily related to improved absorption regarding the nondeductibility of certain selling related expenses.

The effective income tax rate in 2006 and 2005 approximates the combined federal and state, net of federal benefit, statutory income tax rate.

NET INCOME

For reasons set forth above, net income for 2006 increased approximately $4.4 million to $5.5 million, or $0.56 per share on a basic and $0.55 per share on a diluted basis, from net income of $1.1 million for 2005, or $0.11 per share on a basic and diluted basis.

YEAR ENDED OCTOBER 31, 2005 COMPARED TO YEAR ENDED OCTOBER 31, 2004

REVENUES

Consolidated net revenues were $134.9 million for the year ended October 31, 2005 compared to $124.4 million in the prior fiscal year. This change represents an increase in revenues of approximately $10.5 million, or 8.5%. Printing revenues increased by $3.1 million or 3.3% from $95.3 million in 2004 to $98.5 million in 2005. The increase in printing sales was primarily due to the acquisition of Syscan, of which a full years results were reflected in 2005 compared with two months of sales from the Syscan acquisition in 2004. Office products and office furniture revenue increased $7.4 million or 25.4% from $29.1 million in 2004 to $36.5 million in 2005. The increase in revenues for the office products and office furniture segment was primarily attributable to a full years sales in 2005 for Syscan compared with two months of sales from the Syscan acquisition in 2004.

COST OF SALES

Total cost of sales for the year ended October 31, 2005 totaled $96.7 million compared to $90.0 million in the previous year. This change represented an increase of $6.7 million or 7.4% in cost of sales. Printing cost of sales increased $1.2 million, or 1.8% to $71.0 million in 2005 compared to $69.7 million in 2004. Printing cost of sales were higher due to an overall increase in printing sales. This increase was partially offset with an improved gross margin percent due to lower material and outside purchase costs as a percentage of sales coupled with improved labor and overhead absorption. Office products and office furniture cost of sales increased $5.4 million to $25.7 million in 2005 from $20.3 million in 2004. The increase in office products and office furniture cost of sales is attributable to an increase in office products and office furniture sales. The increase in office products and office furniture cost of sales as a percent of sales is also reflective of higher furniture costs as a percent of furniture sales and wholesale pricing factors at Syscan for office supplies.

OPERATING EXPENSES AND INCOME

Selling, general and administrative (S,G&A) expenses increased $1.7 million to $34.8 million in 2005 from $33.1 million in 2004. S,G&A as a percentage of net sales represented 25.8% of net sales in 2005 compared with 26.6% of net sales in 2004. This increase is primarily related to the Syscan acquisition reflecting a full year of expenses in 2005 compared with two months of expenses in 2004 and approximately $800,000 in legal related costs associated with various legal settlement accruals and expenses, including a $440,000 settlement related to a Mississippi lawsuit. The decrease in selling, general and administrative expenses as a percent of sales is a result of personnel reductions at several divisions resulting in lower personnel costs as a percent of sales.

On August 29, 2005, Hurricane Katrina made landfall and subsequently caused extensive flooding and destruction along the coastal areas of the Gulf of Mexico, including New Orleans and other communities in Louisiana and Mississippi in which Champion conducts business. Operations in many of the Company's markets were disrupted by both the evacuation of large portions of the population as well as damage and/or lack of access to the Company's operating facility in New Orleans. The Company's production operations were relocated from the New Orleans facility to the Baton Rouge facility in the fourth quarter of 2005.

The Company has filed insurance claims related to both actual and contingent losses. However, the Company to date has received no insurance funds or any indication of the amount the insurance companies are willing to pay related to such claims. Therefore, the Company has recorded no insurance related receivables.

As a result of Hurricane Katrina, the Company incurred charges of approximately $1.0 million during the fourth quarter of 2005. These charges were primarily a result of facilities related costs, equipment costs, operational costs from lost business and uncollectible receivables, personnel costs, inventory related costs and relocation related costs as a result of the Hurricane.

The Company is currently unable to accurately assess the long term effects of Hurricane Katrina on its business and on the macro operating environment in the Gulf States in which the Company operates. (See Management's Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended October 31, 2006 Compared to Year Ended October 31, 2005 for an update regarding Hurricane Katrina.)

OTHER INCOME (EXPENSE)

Other expense increased approximately $466,000 from ($6,000) in 2004 to ($472,000) in 2005, due to lower other income primarily related to the gains on the sale of two buildings during 2004 and a casualty gain resulting from a roof collapse at one division in 2004. Interest expense increased $310,000 primarily as a result of an increase in interest rates and higher outstanding borrowings.

INCOME TAXES

Income taxes as a percentage of income before taxes were 43.1% in 2005 compared with 43.7% in 2004. The decrease in income taxes as a percentage of income before taxes is primarily related to lower nondeductible selling related expenses as a percentage of pre-tax income.

The effective income tax rate in 2005 and 2004 approximates the combined federal and state, net of federal benefit, statutory income tax rate.

NET INCOME

For reasons set forth above, net income for 2005 increased approximately $400,000 to $1.1 million, or $0.11 per share on a basic and diluted basis, from net income of $750,000 for 2004, or $0.08 per share on a basic and diluted basis.

LIQUIDITY AND CAPITAL RESOURCES

As of October 31, 2006, the Company had $5.5 million of cash and cash equivalents, an increase of $1.8 million from the prior year. Working capital as of October 31, 2006 was $26.0 million, a 0.5% decrease from $26.1 million at October 31, 2005.

The Company has historically used cash generated from operating activities and debt to finance capital expenditures and the cash portion of the purchase price of acquisitions. Management plans to continue making significant investments in equipment and to seek appropriate acquisition candidates. However, to fund the Company's continued expansion of operations, additional financing may be necessary. The Company has two available lines of credit totaling $11.0 million (See Note 3 of the Consolidated Financial Statements). For the foreseeable future including through Fiscal 2007, management believes it can fund operations, meet debt service requirements and make the planned capital expenditures based on the available cash and cash equivalents, cash flow from operations and lines of credit.

Additionally, the Company has minimal amounts of future contracted obligations (See Note 3 and Note 6 of the Consolidated Financial Statements). The Company is not a guarantor of indebtedness of others. The Company's off balance sheet arrangements at October 31, 2006 relate to the Syscan acquisition and are associated with a put option from Williams Land Corporation to sell a building to the Company for $1.5 million. This option may be exercised no later than 60 days prior to the end of the lease and closing of said purchase cannot exceed 45 days from the end of the lease.

As of October 31, 2006, the Company had contractual obligations in the form of leases, debt, contingent acquisition payment and equipment purchase obligations as follows:

	Payments Due by Fiscal Year					
Contractual Obligations	**2007**	**2008**	**2009**	**2010**	**2011**	**Total**
Non-cancelable operating leases	$ 1,124,779	$ 890,647	$ 517,666	$ 255,056	$ 157,042	$ 2,945,190
Term debt	1,614,861	1,091,699	971,460	1,733,354	423,211	5,834,585
Equipment purchase obligations	1,565,000	—	—	—	—	1,565,000
Contingent purchase price acquisition	1,350,725	—	—	—	—	1,350,725
	$ 5,655,365	$ 1,982,346	$ 1,489,126	$ 1,988,410	$ 580,253	$ 11,695,500

The Company entered into a purchase commitment for a printing press with a manufacturer for $1,850,000. As a result of this commitment, the Company paid this manufacturer a deposit of $185,000 and received an associated trade-in allowance of $100,000 as of October 31, 2006.

CASH FLOWS FROM OPERATING ACTIVITIES

Cash flows from operating activities for the years ended October 31, 2006, 2005 and 2004 were $10.2 million, $8.3 million and $4.8 million. The increase in cash flows from operating activities for the fiscal year 2006 compared to 2005 was primarily reflective of additional cash generated in 2006 from higher net income. The cash flow increase from operating activities for the fiscal year 2005 compared to 2004 was reflective of additional cash generated in 2005 from changes in assets and liabilities, increased depreciation and amortization expense and higher net income.

CASH FLOWS FROM INVESTING ACTIVITIES

Cash used in investing activities was ($3.0) million, ($2.7) million and ($7.5) million for the years ended October 31, 2006, 2005 and 2004. Cash flows used in investing activities increased slightly in 2006 compared to 2005 due to higher capital expenditures. Cash flows used in investing activities decreased in 2005 compared to 2004 due to lower capital expenditures and no acquisitions in 2005.

CASH FLOWS FROM FINANCING ACTIVITIES

Net cash flows (used in) and provided by financing activities for the years ended October 31, 2006, 2005 and 2004 were ($5.4) million, ($3.7) million and $2.2 million. During 2006, the Company reduced net borrowings by approximately $2.6 million and, after adjusting for non-cash investing and financing activities, reduced net borrowings by $3.9 million. This coupled with dividend payments of $2.0 million, partially offset by stock option proceeds, was reflective of net cash used in financing activities during 2006. During 2005, the Company reduced net borrowings by approximately $1.5 million thus coupled with dividend payments of $1.9 million was reflective of net cash used in financing activities during 2005. During 2004, net borrowings exceeded cash payments thus generating cash flow from financing activities. Dividends paid in 2006 were $2.0 million and $1.9 million per year in 2005 and 2004.

INFLATION AND ECONOMIC CONDITIONS

Management believes that the effect of inflation on the Company's operations has not been material and will continue to be immaterial for the foreseeable future. The Company does not have long-term contracts; therefore, to the extent permitted by competition, it has the ability to pass through to its customers most cost increases resulting from inflation, if any. In addition, the Company is not particularly energy dependent; therefore, an increase in energy costs should not have a significant impact on the Company.

SEASONALITY

Historically, the Company has experienced a greater portion of its profitability in the second and fourth quarters than in the first and third quarters. The second quarter generally reflects increased orders for printing of corporate annual reports and proxy statements. A post-Labor Day increase in demand for printing services and office products coincides with the Company's fourth quarter.

NEWLY ISSUED ACCOUNTING STANDARDS

SAB 108

In September 2006, the SEC Staff issued Staff Accounting Bulletin (SAB) No. 108, *"Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements"* (SAB 108). SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements.

Traditionally, there have been two widely-recognized methods for quantifying the effects of financial statement misstatements: the "rollover" method and the "iron curtain" method. The rollover method focuses primarily on the impact of a misstatement on the income statement including the reversing effect of prior year misstatements but its use can lead to the accumulation of misstatements in the balance sheet. The iron curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. We currently use the rollover method for quantifying identified financial statement misstatements.

In SAB 108, the SEC Staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the Company's financial statements and the related financial statement disclosures. This model is commonly referred to as a "dual approach" because it requires quantification of errors under both the iron curtain and the rollover methods.

SAB 108 permits existing public companies to initially apply its provisions by (i) restating prior financial statements as if the "dual approach" had always been used or (ii) recording the cumulative effect of initially applying the "dual approach" as adjustments to the carrying value of assets and liabilities as of November 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings. Use of the "cumulative effect" transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose.

We will initially apply the provisions of SAB 108 using the cumulative effect transition method in connection with the preparation of our annual financial statements for the year ending October 31, 2007. When we initially apply the provisions of SAB 108, we currently anticipate an increase in fixed assets of approximately $95,000, an increase in accounts receivable of approximately $101,000, a decrease in accrued payroll of approximately $215,000, a decrease in accrued professional fees of approximately $83,000 and an increase in retained earnings of approximately $294,000, net of tax, as of November 1, 2006. The accompanying financial statements do not reflect these adjustments.

FIN 48

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), this interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *"Accounting for Income Taxes"* (SFAS 109). This interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of this standard on the financial statements.

EITF 06-3

In June 2006, the FASB Emerging Issues Tax Force (EITF) issued EITF 06-3 *"How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement"* (That is, Gross Versus Net Presentation) to clarify diversity in practice on the presentation of different types of taxes in the financial statements. The task force concluded that, for taxes within the scope of the issue, a company may adopt a policy of presenting taxes either gross within revenue or net. That is, it may include charges to customers for taxes within revenues and the charges for the taxes from the taxing authority within cost of sales, or alternatively, it may net the charge to the customer and the charge from the taxing authority. If taxes subject to EITF 06-3 are significant, a company is required to disclose its accounting policy for presenting taxes and the amounts of such taxes that are recognized on a gross basis. The guidance in this consensus is effective for the first interim reporting period beginning after December 15, 2006 (the second quarter of our fiscal year 2007). We do not expect the adoption of EITF 06-3 to have a material impact on our results of operations, financial position or cash flows.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Champion common stock has traded on the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ") National Market System (Now Global Market) since its initial public offering under the symbol "CHMP."

The following table sets forth the high and low closing prices for Champion common stock for the period indicated. The range of high and low closing prices are based on data from NASDAQ and does not include retail mark-up, mark-down or commission.

	Fiscal Year 2006		Fiscal Year 2005	
	High	Low	High	Low
First quarter	$ 4.50	$ 4.25	$ 3.89	$ 3.47
Second quarter	6.49	4.27	4.38	3.85
Third quarter	9.98	6.05	4.35	3.85
Fourth quarter	7.93	6.30	4.48	4.12

At the close of business on January 2, 2007, there were 438 shareholders of record of Champion common stock. The shareholders of record are determined by the Company's transfer agent.

The following table sets forth the quarterly dividends per share declared on Champion common stock.

	Fiscal Years		
	2007	2006	2005
First quarter	$ 0.06	$ 0.05	$ 0.05
Second quarter	—	0.05	0.05
Third quarter	—	0.05	0.05
Fourth quarter	—	0.05	0.05

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee, Board of Directors and Shareholders
Champion Industries, Inc.
Huntington, West Virginia

We have audited the accompanying consolidated balance sheets of Champion Industries, Inc. and Subsidiaries (the "Company") as of October 31, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended October 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at October 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended October 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Evansville, Indiana
December 15, 2006

CONSOLIDATED BALANCE SHEETS

Champion Industries, Inc. and Subsidiaries

	October 31, 2006	2005
Assets		
Current assets:		
Cash and cash equivalents	$ 5,486,577	$ 3,661,622
Accounts receivable, net of allowance of $1,558,000 and $1,410,000	20,638,823	19,300,453
Inventories	10,986,590	11,079,726
Other current assets	618,549	629,381
Deferred income tax assets	1,200,037	1,168,526
Total current assets	38,930,576	35,839,708
Property and equipment, at cost:		
Land	2,023,375	2,006,375
Buildings and improvements	8,731,280	8,368,720
Machinery and equipment	46,757,859	43,668,900
Equipment under capital leases	—	426,732
Furniture and fixtures	3,620,783	3,492,535
Vehicles	3,453,415	3,629,268
	64,586,712	61,592,530
Less accumulated depreciation	(45,541,027)	(42,894,910)
	19,045,685	18,697,620
Cash surrender value of officers' life insurance	1,202,696	1,117,484
Goodwill	3,411,511	2,060,786
Other intangibles, net of accumulated amortization	3,125,691	3,697,368
Other assets	272,567	232,204
	8,012,465	7,107,842
Total assets	$ 65,988,726	$ 61,645,170

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(continued)

	October 31, 2006	2005
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 5,763,928	$ 3,584,323
Accrued payroll and commissions	2,169,878	1,714,078
Taxes accrued and withheld	1,394,345	1,106,910
Accrued income taxes	1,107,837	681,763
Accrued expenses	925,070	987,228
Current portion of long-term debt:		
Notes payable	1,614,861	1,667,797
Capital lease obligations	—	16,483
Total current liabilities	12,975,919	9,758,582
Long-term debt, net of current portion:		
Line of credit	—	1,612,000
Notes payable	4,219,724	5,148,503
Deferred income tax liabilities	3,628,014	3,984,934
Other liabilities	388,384	388,930
Total liabilities	21,212,041	20,892,949
Commitments and contingencies		
Shareholders' equity:		
Common stock, $1 par value, 20,000,000 shares authorized; 9,922,913 and 9,745,913 shares issued and outstanding	9,922,913	9,745,913
Additional paid-in capital	22,636,620	22,297,670
Retained earnings	12,217,152	8,708,638
Total shareholders' equity	44,776,685	40,752,221
Total liabilities and shareholders' equity	$ 65,988,726	$ 61,645,170

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Champion Industries, Inc. and Subsidiaries

	Year Ended October 31, 2006	2005	2004
Revenues:			
Printing	$ 106,413,663	$ 98,458,017	$ 95,324,314
Office products and office furniture	38,774,213	36,467,219	29,077,258
Total revenues	145,187,876	134,925,236	124,401,572
Cost of sales:			
Printing	75,015,978	70,978,621	69,746,212
Office products and office furniture	26,777,539	25,693,958	20,259,542
Total cost of sales	101,793,517	96,672,579	90,005,754
Gross profit	43,394,359	38,252,657	34,395,818
Selling, general and administrative expenses	34,018,288	34,796,990	33,057,699
Hurricane and relocation costs, net of recoveries	(377,276)	1,020,999	—
Income from operations	9,753,347	2,434,668	1,338,119
Other income (expense):			
Interest income	28,251	18,472	6,663
Interest expense	(609,881)	(610,787)	(300,742)
Other	31,694	120,436	287,750
	(549,936)	(471,879)	(6,329)
Income before income taxes	9,203,411	1,962,789	1,331,790
Income tax expense	(3,729,563)	(846,155)	(582,092)
Net income	$ 5,473,848	$ 1,116,634	$ 749,698
Earnings per share:			
Basic	$ 0.56	$ 0.11	$ 0.08
Diluted	0.55	0.11	0.08
Dividends paid per share	$ 0.20	$ 0.20	$ 0.20
Weighted average shares outstanding:			
Basic	9,818,000	9,735,000	9,729,000
Diluted	9,972,000	9,809,000	9,825,000

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Champion Industries, Inc. and Subsidiaries

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, October 31, 2003	9,713,913	$ 9,713,913	$ 22,242,047	$ 10,734,874	$ 42,690,834
Net income for 2004	—	—	—	749,698	749,698
Dividends ($0.20 per share)	—	—	—	(1,945,783)	(1,945,783)
Stock options exercised	20,000	20,000	36,063	—	56,063
Balance, October 31, 2004	9,733,913	9,733,913	22,278,110	9,538,789	41,550,812
Net income for 2005	—	—	—	1,116,634	1,116,634
Dividends ($0.20 per share)	—	—	—	(1,946,785)	(1,946,785)
Stock options exercised	12,000	12,000	19,560	—	31,560
Balance, October 31, 2005	9,745,913	9,745,913	22,297,670	8,708,638	40,752,221
Net income for 2006	**—**	**—**	**—**	**5,473,848**	**5,473,848**
Dividends ($0.20 per share)	**—**	**—**	**—**	**(1,965,334)**	**(1,965,334)**
Stock options exercised	**177,000**	**177,000**	**338,950**	**—**	**515,950**
Balance, October 31, 2006	**9,922,913**	**$ 9,922,913**	**$ 22,636,620**	**$ 12,217,152**	**$ 44,776,685**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Champion Industries, Inc. and Subsidiaries

	Year Ended October 31,		
	2006	2005	2004
Cash flows from operating activities:			
Net income	**$ 5,473,848**	$ 1,116,634	$ 749,698
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	**4,158,748**	4,696,105	4,389,758
Loss (gain) on sale of assets	**4,409**	(36,516)	(91,420)
Deferred income taxes	**(388,431)**	(461,308)	(35,866)
Deferred compensation	**3,574**	7,149	10,723
Bad debt expense	**979,089**	420,673	487,550
Hurricane and relocation (recoveries) costs	**(377,276)**	1,020,999	—
Changes in assets and liabilities:			
Accounts receivable	**(2,239,782)**	1,413,579	(268,690)
Inventories	**(101,037)**	135,596	473,586
Other current assets	**10,832**	344,451	(4,052)
Accounts payable	**1,533,189**	(558,876)	(616,230)
Accrued payroll and commissions	**455,799**	(64,658)	148,799
Taxes accrued and withheld	**287,435**	(182,614)	(88,742)
Accrued income taxes	**426,074**	546,207	(501,213)
Accrued expenses	**(62,158)**	(41,018)	166,236
Other liabilities	**(4,120)**	(46,585)	(6,590)
Net cash provided by operating activities	**10,160,193**	8,309,818	4,813,547
Cash flows from investing activities:			
Purchase of property and equipment	**(2,951,610)**	(2,736,561)	(4,973,834)
Proceeds from sale of fixed assets	**135,846**	301,559	850,287
Business acquired, net of cash received	**—**	—	(3,034,886)
Goodwill and other intangible additions	**—**	(359,648)	(227,161)
Change in other assets	**(52,362)**	171,670	(76,437)
Increase in cash surrender value	**(85,212)**	(77,970)	(18,719)
Net cash used in investing activities	**(2,953,338)**	(2,700,950)	(7,480,750)
Cash flows from financing activities:			
Borrowings on line of credit	**10,884,000**	7,719,000	8,294,591
Payments on line of credit	**(12,496,000)**	(8,407,000)	(7,581,259)
Proceeds from long-term debt	**1,091,843**	605,000	5,520,000
Principal payments on long-term debt	**(3,412,359)**	(1,694,478)	(2,102,665)
Proceeds from exercise of stock options	**515,950**	31,560	56,063
Dividends paid	**(1,965,334)**	(1,946,785)	(1,945,783)
Net cash (used in) provided by financing activities	**(5,381,900)**	(3,692,703)	2,240,947
Net increase (decrease) in cash and cash equivalents	**1,824,955**	1,916,165	(426,256)
Cash and cash equivalents at beginning of year	**3,661,622**	1,745,457	2,171,713
Cash and cash equivalents at end of year	**$ 5,486,577**	$ 3,661,622	$ 1,745,457

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Champion Industries, Inc. and Subsidiaries

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Champion is a commercial printer, business forms manufacturer and office products and office furniture supplier in regional markets in the United States of America, east of the Mississippi.

The accounting and reporting policies of Champion conform to accounting principles generally accepted in the United States. The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates. The following is a summary of the more significant accounting and reporting policies.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements of Champion Industries, Inc. and Subsidiaries (the "Company") include the accounts of The Chapman Printing Company, Inc., Bourque Printing, Inc., Dallas Printing Company, Inc., Stationers, Inc., Carolina Cut Sheets, Inc., U.S. Tag & Ticket Company, Inc., Donihe Graphics, Inc., Smith and Butterfield Co., Inc., The Merten Company, Interform Corporation, Blue Ridge Printing Co., Inc., CHMP Leasing, Inc., Rose City Press, Capitol Business Equipment, Inc., Thompson's of Morgantown, Inc., Independent Printing Service, Inc., Diez Business Machines, Transdata Systems, Inc. and Syscan Corporation.

Significant intercompany transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist principally of cash on deposit with banks, repurchase agreements for government securities and a money market account, all highly liquid investments with an original maturity of three months or less. At October 31, 2006, the Company held overnight repurchase agreements for $1,487,000 of government securities with stated interest rates of 4.88%. The Company did not have any overnight repurchase agreements at October 31, 2005.

ACCOUNTS RECEIVABLE

Accounts receivable are stated at the amount billed to customers. Accounts receivable are ordinarily due 30 days from the invoice date.

The Company encounters risks associated with sales and the collection of the associated accounts receivable. As such, the Company records a monthly provision for accounts receivable that are considered to be uncollectible. In order to calculate the appropriate monthly provision, the Company primarily utilizes a historical rate of accounts receivable written off as a percentage of total revenue. This historical rate is applied to the current revenues on a monthly basis. The historical rate is updated periodically based on events that may change the rate such as a significant increase or decrease in collection performance and timing of payments as well as the calculated total exposure in relation to the allowance. Periodically, the Company compares the identified credit risks with the allowance that has been established using historical experience and adjusts the allowance accordingly.

During 2006, 2005 and 2004, $979,000, $421,000 and $488,000 of bad debt expense was incurred and the allowance for doubtful accounts was $1,558,000, $1,410,000 and $1,422,000 as of October 31, 2006, 2005 and 2004. The actual write-offs for the periods were $832,000, $407,000 and $464,000 during 2006, 2005 and 2004. The actual write-offs occur when it is determined an account will not be collected. General economic conditions and specific geographic and customer concerns are major factors that may affect the adequacy of the allowance and may result in a change in the annual bad debt expense.

No individual customer represented greater than 5.00% and 4.00% of the gross outstanding accounts receivable at October 31, 2006 and 2005. The Company's ten largest accounts receivable balances represented 19.85% and 13.64% of gross outstanding accounts receivable at October 31, 2006 and 2005.

INVENTORIES

Inventories are principally stated at the lower of first-in, first-out, cost or market. Manufactured finished goods and work-in-process inventories include material, direct labor and overhead based on standard costs, which approximate actual costs.

In November 2004, the FASB issued SFAS No. 151 *"Inventory Costs"* (SFAS 151), an amendment of ARB No. 43, chapter 4. SFAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling cost and wasted material. SFAS 151 was effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of this standard did not have a material effect on the Company's financial statements.

PROPERTY AND EQUIPMENT

Depreciation of property and equipment and amortization of leasehold improvements and equipment under capital leases are recognized primarily on the straight-line and declining-balance methods in amounts adequate to amortize costs over the estimated useful lives of the assets as follows:

Buildings and improvements	5 - 40 years
Machinery and equipment	3 - 10 years
Furniture and fixtures	5 - 10 years
Vehicles	3 - 5 years

The Company leases certain equipment under financing agreements that are classified as capital leases. These leases are for a term of five years and contain purchase options at the end of the original lease term. Amortization of assets recorded under capital lease agreements is included in depreciation expense.

Major renewals, betterments and replacements are capitalized while maintenance and repair costs are charged to operations as incurred. Upon the sale or disposition of assets, the cost and related accumulated depreciation are removed from the accounts with the resulting gains or losses reflected in income. Depreciation expense approximated $3,786,000, $4,292,000 and $4,100,000 for the years ended October 31, 2006, 2005 and 2004.

Long-lived property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. This evaluation includes the review of operating performance and estimated future undiscounted cash flows of the underlying assets or businesses.

GOODWILL AND OTHER INTANGIBLES

The excess cost over fair value of net assets of acquired businesses, goodwill, was in years prior to 2002 being amortized by the straight-line method over periods ranging from 15 to 25 years. The other intangible assets are being amortized over 5 to 20 years representing the future benefit of the intangible.

In June 2001, the FASB issued SFAS No. 141, *"Business Combinations"*, and SFAS No. 142, *"Goodwill and Other Intangible Assets"* (SFAS 142). The Company adopted these standards with its fiscal year beginning November 1, 2001. Under the new rules, goodwill (and intangible assets deemed to have indefinite lives) is no longer amortized but is subject to annual impairment tests in accordance with SFAS 142 except in the year of adoption where companies were required to evaluate impairment at the beginning of the year and again at a recurring annual date. The first step in the impairment analysis is a screen for potential impairment and was required to be completed within six months of adopting SFAS 142. The second step, if required, measures the amount of impairment. The Company completed step one of the initial impairment analysis and the subsequent annual analysis during the second and fourth quarters of 2002. Additionally, this analysis was performed in the fourth quarter of each year thereafter. The application of the requirements of this standard did not result in an impairment charge.

ADVERTISING COSTS

Advertising costs are expensed as incurred. Advertising expense for the years ended October 31, 2006, 2005 and 2004 approximated $647,000, $617,000, and $641,000.

INCOME TAXES

Provisions for income taxes currently payable and deferred income taxes are based on the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average shares of common stock outstanding for the period and excludes any dilutive effects of stock options. Diluted earnings per share is computed by dividing net income by the weighted average shares of common stock outstanding for the period plus the shares that would be outstanding assuming the exercise of dilutive stock options using the treasury stock method. The effect of dilutive stock options increased weighted average shares outstanding by 154,000, 74,000 and 96,000 for the years ended October 31, 2006, 2005 and 2004.

SEGMENT INFORMATION

The Company designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. The Company's operating segments are more fully described in Note 9.

ACCOUNTING FOR WEB SITE DEVELOPMENT COSTS

Certain external costs and internal payroll and payroll-related costs have been capitalized during the application, development and implementation stages of the Company's web site. The costs regarding the ongoing operation and maintenance are expensed in the period incurred. The Company's internet sales are based on a cooperative effort with the Company's direct sales force as an optional ordering alternative.

REVENUE RECOGNITION

Revenues are recognized when products are shipped or ownership is transferred and when services are rendered to customers. The Company acts as a principal party in sales transactions, assumes title to products and assumes the risks and rewards of ownership including risk of loss for collection, delivery or returns. The Company typically recognizes revenue for the majority of its products upon shipment to the customer and transfer of title. Under agreements with certain customers, custom forms may be stored by the Company for future delivery. In these situations, the Company may receive a logistics and warehouse management fee for the services provided. In these cases, delivery and bill schedules are outlined with the customer and product revenue is recognized when manufacturing is complete and the product is received into the warehouse, title transfers to the customer, the order is invoiced and there is reasonable assurance of collectibility. Since the majority of products are customized, product returns are not significant. Therefore, the Company records sales on a gross basis. Shipping and handling costs are recorded as a component of cost of sales.

ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES

In July 2002, the FASB issued SFAS No. 146 *"Accounting for Costs Associated with Exit or Disposal Activities"* (SFAS 146), which supersedes EITF No. 94-3, *"Liability Recognition for Certain Employment Termination Benefits and Other Costs to Exit an Activity."* SFAS 146 requires companies to record liabilities for costs associated with exit or disposal activities to be recognized only when the liability is incurred instead of at the date of commitment to an exit or disposal activity. Adoption of this standard was effective for exit or disposal activities that were initiated after December 31, 2002. During the second quarter of 2004, the Company recognized costs associated with facility consolidations of approximately $150,000 and personnel severance related costs of approximately $37,000. During the fourth quarter of 2005, the Company recognized costs associated with facility related costs, equipment costs, operational costs from lost business and uncollectible receivables, personnel costs, inventory related costs and relocation costs aggregating approximately $1.0 million associated with Hurricane Katrina. In 2006, the Company recognized recoveries, net of expenses associated with Hurricane Katrina of approximately $377,000.

ACCOUNTING FOR STOCK-BASED COMPENSATION

In December 2004, the FASB issued SFAS No. 123R (revised 2004), *"Share-Based Payment"* (SFAS 123R). This statement revises SFAS No. 123, *"Accounting for Stock-Based Compensation,"* and requires companies to expense the value of employee stock options and similar awards. The effective date of this standard was interim and annual periods beginning after June 15, 2005. On April 14, 2005, the United States Securities and Exchange Commission amended the effective date of this standard to the beginning of a company's fiscal year that begins after June 15, 2005. Therefore, the effective date of this standard for the Company was November 1, 2005. Since the Company's employee stock options vest immediately in the year granted, the initial adoption of this standard did not have any effect on the Company's financial statements. However, the Company will be required to expense the value of the employee stock options when future options are granted. There were no stock option grants in 2006.

Before the adoption of SFAS 123R, the Company has elected to follow the intrinsic value method in accounting for its employee stock options. Accordingly, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense was recognized.

The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2005 and 2004 respectively: risk-free interest rates of 4.34% and 4.03%; dividend yields of 4.72% and 4.21%; volatility factors of the expected market price of the Company's common stock of 45.1% and 54.0%; and a weighted-average expected life of the option of 4 years.

The following pro forma information has been determined as if the Company had accounted for its employee stock options under the fair value method. For purposes of pro forma disclosures, the estimated fair value of the options was expensed in the year granted since the options vested immediately. The Company's pro forma information for the years ended October 31 are as follows:

	Year Ended October 31,		
	2006[(1)]	2005	2004
Net income as reported	**$ 5,473,848**	$ 1,116,634	$ 749,698
Deduct: Total stock-based employee compensation expense determined under the fair value method for all awards, net of related tax effects	**—**	296,400	183,270
Pro forma net income	**$ 5,473,848**	$ 820,234	$ 566,428
Earnings per share:			
Basic, as reported	**$ 0.56**	$ 0.11	$ 0.08
Basic, pro forma	**0.56**	0.08	0.06
Diluted, as reported	**0.55**	0.11	0.08
Diluted, pro forma	**0.55**	0.08	0.06

(1) Not applicable, since the Company adopted SFAS 123R on November 1, 2005 and there were no stock options granted during 2006.

SAB 108

In September 2006, the SEC Staff issued SAB No. 108, *"Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements"* (SAB 108). SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements.

Traditionally, there have been two widely-recognized methods for quantifying the effects of financial statement misstatements: the "rollover" method and the "iron curtain" method. The rollover method focuses primarily on the impact of a misstatement on the income statement including the reversing effect of prior year misstatements but its use can lead to the accumulation of misstatements in the balance sheet. The iron curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. We currently use the rollover method for quantifying identified financial statement misstatements.

In SAB 108, the SEC Staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company's financial statements and the related financial statement disclosures. This model is commonly referred to as a "dual approach" because it requires quantification of errors under both the iron curtain and the rollover methods.

SAB 108 permits existing public companies to initially apply its provisions by (i) restating prior financial statements as if the "dual approach" had always been used or (ii) recording the cumulative effect of initially applying the "dual approach" as adjustments to the carrying value of assets and liabilities as of November 1, 2006, with an offsetting adjustment recorded to the opening balance of retained earnings. Use of the "cumulative effect" transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose.

We will initially apply the provisions of SAB 108 using the cumulative effect transition method in connection with the preparation of our annual financial statements for the year ending October 31, 2007. When we initially apply the provisions of SAB 108, we currently anticipate an increase in fixed assets of approximately $95,000, an increase in accounts receivable of approximately $101,000, a decrease in accrued payroll of approximately $215,000, a decrease in accrued professional fees of approximately $83,000 and an increase in retained earnings of approximately $294,000, net of tax, as of November 1, 2006. The accompanying financial statements do not reflect these adjustments.

FIN 48

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), this interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *"Accounting for Income Taxes"* (SFAS 109). This interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of this standard on the financial statements.

EITF 06-3

In June 2006, the FASB Emerging Issues Tax Force (EITF) issued EITF 06-3 *"How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement"* (That is, Gross Versus Net Presentation) to clarify diversity in practice on the presentation of different types of taxes in the financial statements. The task force concluded that, for taxes within the scope of the issue, a company may adopt a policy of presenting taxes either gross within revenue or net. That is, it may include charges to customers for taxes within revenues and the charges for the taxes from the taxing authority within cost of sales, or alternatively, it may net the charge to the customer and the charge from the taxing authority. If taxes subject to EITF 06-3 are significant, a company is required to disclose its accounting policy for presenting taxes and the amounts of such taxes that are recognized on a gross basis. The guidance in this consensus is effective for the first interim reporting period beginning after December 15, 2006 (the second quarter of our fiscal year 2007). We do not expect the adoption of EITF 06-3 to have a material impact on our results of operations, financial position or cash flow.

RECLASSIFICATIONS

Certain prior-year amounts have been reclassified to conform to the current year financial statement presentation.

2. INVENTORIES

Inventories consisted of the following:

	October 31, 2006	2005
Printing:		
Raw materials	$ 2,121,843	$ 2,198,882
Work in process	1,800,517	1,766,362
Finished goods	4,404,162	4,013,041
Office products and office furniture	2,660,068	3,100,941
	$ 10,986,590	$ 11,079,726

3. LONG-TERM DEBT

Long-term debt consisted of the following:

	October 31, 2006	2005
Secured term note payable to a bank, due in monthly principal and interest installments approximating $53,633 at October 31, 2006 and $93,279 at October 31, 2005 with interest at the Wall Street Journal prime rate maturing October 2008, collateralized by substantially all assets of the Syscan Corporation and the Chapman Printing Charleston division.	$ 452,386	$ 3,024,861
Installment notes payable to banks, due in monthly installments plus interest at rates approximating the bank's prime rate maturing in various periods ranging from April 2008 - September 2011, collateralized by equipment, vehicles, inventory and accounts receivable.	5,382,199	3,791,439
Capital lease obligations, due in monthly installments totaling $8,322 through December 2005 at a fixed rate of interest of 7.0%.	—	16,483
	5,834,585	6,832,783
Less current portion	1,614,861	1,684,280
Long-term debt, net of current portion	$ 4,219,724	$ 5,148,503

The unsecured term note agreements contain restrictive financial covenants requiring the Company to maintain certain financial ratios. The Company was in compliance with these covenants at October 31, 2006.

Maturities of long-term debt for each of the next five years follow:

2007	$ 1,614,861
2008	1,091,699
2009	971,460
2010	1,733,354
2011	423,211
	$ 5,834,585

On August 1, 2003, the Company obtained an unsecured revolving line of credit with a bank for borrowings to a maximum of $10,000,000 with interest payable monthly at the prime rate of interest. The line of credit expires in July 2008 and contains certain restrictive financial covenants. The line of credit essentially replaced a previous $10,000,000 facility with another bank. The Company had outstanding borrowings of approximately $0 and $1.6 million under this facility at October 31, 2006 and 2005.

The Company has an unsecured revolving line of credit with a bank for borrowings to a maximum of $1,000,000 with interest payable monthly at the Wall Street Journal prime rate. The line of credit expires in April 2007 and contains certain financial covenants. There were no borrowings outstanding under this facility at October 31, 2006 or 2005.

In December 2006, the Company entered into a $1,351,225 five year term debt agreement with a bank with interest at prime rate.

The prime rate, the base interest rate on the above loans, approximated 8.25% and 6.75% at October 31, 2006 and 2005. Interest paid during the years ended October 31, 2006, 2005 and 2004 approximated $616,000, $615,000 and $320,000. The Company capitalized interest of $19,000 during fiscal 2004 related to the purchase of a building in Baton Rouge, Louisiana.

The Company's non-cash activities for 2006, 2005 and 2004 included equipment purchases of approximately $1,322,000, $277,000 and $0, which were financed by a bank and the accrual for the contingent earn out payment to Syscan of $1,350,725 in 2006.

4. EMPLOYEE BENEFIT PLANS

The Company had a Profit Sharing Plan that covered all eligible employees and qualified as a Savings Plan under Section 401(k) of the Internal Revenue Code. Effective January 1, 1998, the Profit Sharing Plan was merged into The Champion Industries, Inc. 401(k) Plan (the "Plan"). The Plan covers all eligible employees who satisfy the age and service requirements. Each participant may elect to contribute up to 15% of annual compensation and the Company is obligated to contribute 100% of the participant's contribution not to exceed 2% of the participant's annual compensation. The Company may make discretionary contributions to the Plan. The Company's expense under this Plan was approximately $437,000, $447,000 and $383,000 for the years ended October 31, 2006, 2005 and 2004.

The Company's accrued vacation liability as of October 31, 2006 and 2005 was approximately $605,000 and $668,000. This item is classified as a component of accrued expenses on the financial statements.

The Company's 1993 Stock Option Plan provides for the granting of both incentive and non-qualified stock options to management personnel for up to 762,939 shares of the Company's common stock. In March 2004, the Company's 2003 stock option plan was adopted to provide for the granting of both incentive and non-qualified stock options to management personnel for up to 475,000 shares of the Company's common stock.

The option price per share for incentive stock options shall not be lower than the fair market value of the common stock at the date of grant. The option price per share for non-qualified stock options shall be at such price as the Compensation Committee of the Board of Directors may determine at its sole discretion. All options to date are incentive stock options. Exercise prices for options outstanding as of October 31, 2006 ranged from $2.49 to $4.29. Options vest immediately and may be exercised within five years from the date of grant. The weighted average remaining contractual life of those options is 3.00 years.

A summary of the Company's stock option activity and related information for the years ended October 31 follows:

	2006	Weighted Average Exercise Price	2005	Weighted Average Exercise Price	2004	Weighted Average Exercise Price
Outstanding - beginning of year	**570,000**	**$ 3.67**	379,000	$ 3.33	312,000	$ 3.25
Granted	**—**	**—**	247,000	4.26	123,000	4.29
Exercised	**(177,000)**	**2.91**	(12,000)	2.63	(20,000)	2.80
Forfeited or expired	**(11,000)**	**3.80**	(44,000)	4.26	(36,000)	6.26
Outstanding - end of year	**382,000**	**4.01**	570,000	3.67	379,000	3.33
Weighted average fair value of options granted during the year	**$ —**		$ 1.20		$ 1.49	

A summary of stock options outstanding and exercisable at October 31, 2006, follows:

Exercise Price	Number Outstanding	Remaining Life
2.49	21,000	0.05
2.77	37,000	1.12
4.29	98,000	2.13
4.26	226,000	3.96

The Company has a deferred compensation agreement with one employee of Blue Ridge Printing Co., Inc. providing for payments totaling approximately $500,000 over a ten year period after retirement. The Company had accrued approximately $375,000 and $372,000 at October 31, 2006 and 2005 relating to this agreement. The amount expensed for this agreement for the years ended October 31, 2006, 2005 and 2004 approximated $4,000, $7,000 and $11,000. To assist in funding the deferred compensation agreement, the Company has invested in life insurance policies, which had a cash surrender value of approximately $567,000 and $509,000 for years 2006 and 2005.

5. INCOME TAXES

Income tax expense consisted of the following:

	Year Ended October 31,		
	2006	2005	2004
Current expense:			
Federal	**$ 3,282,566**	$ 1,009,920	$ 461,383
State	**835,428**	297,543	156,575
Deferred benefit	**(388,431)**	(461,308)	(35,866)
	$ 3,729,563	$ 846,155	$ 582,092

Deferred tax assets and liabilities are as follows:

	October 31, 2006	2005
Deferred tax assets:		
Allowance for doubtful accounts	$ 633,118	$ 574,083
Deferred compensation	150,122	150,122
Net operating loss carryforward of acquired companies	458,519	649,074
Accrued vacation	238,055	270,946
Other accrued liabilities	183,973	180,254
Other assets	232,422	172,576
Gross deferred tax assets	1,896,209	1,997,055
Deferred tax liabilities:		
Property and equipment	2,669,440	3,074,502
Intangible assets	1,351,429	1,435,644
Gross deferred tax liability	4,020,869	4,510,146
Net deferred tax liabilities before valuation allowance	2,124,660	2,513,091
Valuation allowance:		
Beginning balance	303,317	285,250
Increase during the period	—	18,067
Ending balance	303,317	303,317
Net deferred tax liabilities	$ 2,427,977	$ 2,816,408

The above net deferred tax liability is presented on the balance sheet as follows:

	2006	2005
Deferred tax asset - current	$ 1,200,037	$ 1,168,526
Deferred tax liability - long-term	(3,628,014)	(3,984,934)
	$ (2,427,977)	$ (2,816,408)

A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate is as follows:

	Year Ended October 31,		
	2006	2005	2004
Statutory federal income tax rate	**34.0 %**	34.0 %	34.0 %
State taxes, net of federal benefit	**5.2**	6.5	7.5
Change in valuation allowance	**—**	0.6	—
Selling expenses	**0.7**	4.0	5.7
Cash surrender value of life insurance accretion	**(0.3)**	(1.4)	(1.3)
Other	**0.9**	(0.6)	(2.2)
Effective tax rate	**40.5 %**	43.1 %	43.7 %

Income taxes paid during the years ended October 31, 2006, 2005 and 2004 approximated $3,608,000, $930,000 and $1,119,000.

The Company has available for income tax purposes net operating loss carryforwards from acquired companies of approximately $958,000, of which $26,000 expires in 2011, $899,000 in 2012, and $33,000 in 2013. The Company has available for state income tax purposes net operating loss carryforwards from acquired companies of approximately $1,677,000 of which $60,000 expires in 2012, $108,000 expires in 2013, $306,000 expires in 2014, $268,000 expires in 2015, $478,000 expires in 2016; $48,000 expires in 2018, $120,000 expires in 2019, $281,000 expires in 2020 and $8,000 expires in 2021. There was no change in the valuation allowance in 2006. During 2005, the valuation allowance increased by $18,067 which is primarily reflective of the losses incurred during 2005 in Mississippi of which the realizability of the utilization of the resulting net operating losses resulted in an increase in the valuation allowance. There was no change in the valuation allowance in 2004.

6. RELATED PARTY TRANSACTIONS AND OPERATING LEASE COMMITMENTS

The Company leases operating facilities from entities controlled by its Chief Executive Officer, his family and affiliates as well as facilities controlled by a Company owned by the former sole owner of Syscan pursuant to the acquisition of Syscan (see note 8). The original terms of these leases, which are accounted for as operating leases, range from two to fifteen years.

A summary of significant related party transactions follows:

	Year Ended October 31,		
	2006	2005	2004
Rent expense paid to affiliated entities for operating facilities	**$ 449,000**	$ 519,000	$ 394,000
Sales of office products, office furniture and printing services to affiliated entities	**693,000**	1,030,000	1,066,000

In addition, the Company leases property and equipment from unrelated entities under operating leases. Rent expense amounted to $714,000, $807,000 and $862,000 for the years ended October 31, 2006, 2005 and 2004.

Under the terms and conditions of the above-mentioned leases, the Company is primarily responsible for all taxes, assessments, maintenance, repairs or replacements, utilities and insurance. The Champion Output Solutions' lease excludes taxes and insurance during the initial lease term. The Company has renewal options for certain leases covering varying periods.

Future minimum rental commitments for all noncancelable operating leases including related party commitments with initial terms of one year or more consisted of the following at October 31, 2006:

2007	$ 1,124,779
2008	890,647
2009	517,666
2010	255,056
2011	157,042
	$ 2,945,190

The Company participates in a self-insurance program for employee health care benefits with affiliates controlled by its Chief Executive Officer and as such is responsible for paying claims of company participants as required by the plan document. The Company is allocated costs primarily related to the reinsurance premiums based on its proportionate share to provide such benefits to its employees. The Company's expense related to this program for the years ended October 31, 2006, 2005 and 2004 was approximately $3,792,000, $3,236,000 and $3,197,000.

During 2006, 2005 and 2004 the Company utilized an aircraft from an entity controlled by its Chief Executive Officer and reimbursed the controlled entity for the use of the aircraft, fuel, aircrew, ramp fees and other expenses attendant to the Company's use, in amounts aggregating $119,000, $118,000 and $95,000. The Company believes that such amounts are at or below the market rate charged by third-party commercial charter companies for similar aircraft.

The Company believes that the terms of its related party transactions are no less favorable to the Company than could be obtained with an independent third party.

7. COMMITMENTS AND CONTINGENCIES

As reported in Form 8-K filed May 6, 2005, the Company entered into an agreement to settle all claims in a Mississippi lawsuit asserting that the Company and its Dallas Printing Company, Inc. subsidiary had engaged in unfair competition and other wrongful acts in hiring certain employees of National Forms & Systems Group, Inc.

Following trial of this matter, titled National Forms & Systems Group Inc. v. Timothy V. Ross; Todd Ross and Champion Industries, Inc.; and Timothy V. Ross v. National Forms & Systems Group, Inc. and Mickey McCardle; in the Circuit Court of the First Judicial District of Hinds County, Mississippi; Case No. 251-00-942-CIV, on February 16, 2002, a jury had awarded plaintiff $1,745,000 in actual damages and $750,000 in punitive damages. Additionally, the trial court had granted plaintiff $645,119 in attorney fees and expenses, and ordered that interest on the amount of the jury award accrue from February 22, 2002.

The Company successfully appealed the jury award and attorney fee and expense award in both the Court of Appeals of the State of Mississippi and the Supreme Court of Mississippi, with the appellate courts' rulings having the effect of reversing the jury's award of damages and the trial court's award of attorney fees and expenses, and granting a new trial on plaintiff's claims.

Terms of the settlement called for all parties' claims to be dismissed with prejudice, as fully compromised and released. The Company has paid plaintiff $440,000 cash and did forego collection of and released its $60,276 cost judgment awarded as a result of the reversal on appeal.

The Company is subject to the environmental laws and regulations of the United States and the states in which it operates concerning emissions into the air, discharges into the waterways and the generation, handling and disposal of waste materials. The Company's past expenditures relating to environmental compliance have not had a material effect on the Company and are included in normal operating expenses. These laws and regulations are constantly evolving, and it is impossible to predict accurately the effect they may have upon the capital expenditures, earnings, and competitive position of the Company in the future. Based upon information currently available, management believes that expenditures relating to environmental compliance will not have a material impact on the financial position of the Company.

The Company is subject to various claims and legal actions, other than the claim discussed above, that arise in the ordinary course of business as well as various governmental audits and examinations. In the opinion of management, after consulting with legal counsel where applicable, the Company believes that the ultimate resolution of these claims, audits and legal actions will not have a material effect on the consolidated financial statements of the Company.

The Company entered into a purchase commitment for a printing press with a manufacturer for $1,850,000. As a result of this commitment, the Company paid this manufacturer a deposit of $185,000 and received an associated trade-in allowance of $100,000 as of October 31, 2006.

8. ACQUISITIONS

On September 7, 2004, the Company acquired all the issued and outstanding capital stock of Syscan Corporation ("Syscan"), a West Virginia corporation, for a cash price of $3,500,000 and a contingent purchase price, dependent upon satisfaction of certain conditions, not to exceed the amount of $1,500,000. On December 14, 2006, the Company paid the contingent purchase price in the amount of $1,350,725. This amount was accrued at October 31, 2006. The Company also purchased a building from an entity controlled by Syscan's sole shareholder for $117,000 concurrent with the Syscan acquisition. After considering the cash received, the acquisition of a building and acquisition costs the net assets acquired totaled approximately $2,688,000. Syscan Corporation is a provider of integrated business products, with a primary emphasis on office and data products, printing, mailing and fulfillment services, and office furniture. The acquisition was consummated based on significant identified synergies which could be achieved due to a duplication of market territory. The acquisition brought additional supply chain management and mailing expertise to the Company and allowed Syscan to offer a broader array of printing services to its existing customer base.

The Williams Land Corporation has the option to put the 3000 Washington Street building occupied by Syscan to the Company for a purchase price of $1.5 million and the Company has the option to purchase the building for $1.5 million at the conclusion of the five year lease term ending September 1, 2009. This option may be exercised no later than 60 days prior to the end of the lease and closing of said purchase cannot exceed 45 days from the end of the lease.

Two months of operations of Syscan Corporation are included in the Company's Statement of Operations commencing concurrent with the acquisition in 2004, and a full year of operations are included in the 2005 and 2006 Statements of Operations.

Syscan Acquisition

Current assets, net of cash received	$ 1,846,000
Property, plant, and equipment	782,000
Non-compete agreement	1,000,000
Customer relationships	2,461,000
Other assets	127,000
Total assets acquired	6,216,000
Current liabilities	(1,343,000)
Long-term debt	(760,000)
Deferred tax	(1,425,000)
Total liabilities acquired	(3,528,000)
Net assets acquired	$ 2,688,000

The identifiable intangible assets of Syscan are being amortized on a straight-line basis over a period of 7 years for the non-compete agreement and 20 years for the customer relationships. The weighted average life of the intangible assets at the acquisition date was approximately 16 years. The contingent purchase price of $1,350,725 was recorded as a component of goodwill at October 31, 2006.

On May 13, 2004, the Company acquired certain assets of Cincinnati, Ohio Westerman Print Company.

Pro forma financial information and all disclosures required by SFAS 141 and SFAS 142 related to these acquisitions have not been presented because such information would not be materially different from amounts reported herein or is not significant.

All of the above transactions have been accounted for using the purchase method of accounting.

9. INDUSTRY SEGMENT INFORMATION

The Company operates principally in two industry segments organized on the basis of product lines: the production, printing and sale, principally to commercial customers, of printed materials (including brochures, pamphlets, reports, tags, continuous and other forms); and the sale of office products and office furniture including interior design services. The Company employs approximately 730 people, of whom approximately 70 or 10% are covered by a collective bargaining agreement, which expires on May 31, 2010.

The table below presents information about reported segments for the years ended October 31:

2006	**Printing**	**Office Products & Furniture**	**Total**
Revenues	**$ 120,891,348**	**$ 47,758,730**	**$ 168,650,078**
Elimination of intersegment revenue	**(14,477,685)**	**(8,984,517)**	**(23,462,202)**
Consolidated revenues	**$ 106,413,663**	**$ 38,774,213**	**$ 145,187,876**
Operating income	**$ 6,804,181**	**$ 2,949,166**	**$ 9,753,347**
Depreciation and amortization	**3,975,850**	**182,898**	**4,158,748**
Capital expenditures	**3,995,745**	**278,184**	**4,273,929**
Identifiable assets	**53,714,643**	**12,274,083**	**65,988,726**
Goodwill	**2,226,837**	**1,184,674**	**3,411,511**

2005	**Printing**	**Office Products & Furniture**	**Total**
Revenues	$ 112,680,275	$ 44,931,089	$ 157,611,364
Elimination of intersegment revenue	(14,222,258)	(8,463,870)	(22,686,128)
Consolidated revenues	$ 98,458,017	$ 36,467,219	$ 134,925,236
Operating income	$ 779,790	$ 1,654,878	$ 2,434,668
Depreciation and amortization	4,546,612	149,493	4,696,105
Capital expenditures	2,821,379	192,207	3,013,586
Identifiable assets	51,014,174	10,630,996	61,645,170
Goodwill	1,774,344	286,442	2,060,786

2004	**Printing**	**Office Products & Furniture**	**Total**
Revenues	$ 107,696,605	$ 34,919,102	$ 142,615,707
Elimination of intersegment revenue	(12,372,291)	(5,841,844)	(18,214,135)
Consolidated revenues	$ 95,324,314	$ 29,077,258	$ 124,401,572
Operating income	$ 632,232	$ 705,887	$ 1,338,119
Depreciation and amortization	4,247,164	142,594	4,389,758
Capital expenditures	4,912,115	61,719	4,973,834
Identifiable assets	54,378,626	9,771,258	64,149,884
Goodwill	1,774,344	286,442	2,060,786

A reconciliation of total segment revenue, assets and operating income to consolidated income before income taxes for the years ended October 31, 2006, 2005 and 2004 is as follows:

	2006	2005	2004
Revenues:			
Total segment revenues	$ 168,650,078	$ 157,611,364	$ 142,615,707
Elimination of intersegment revenue	(23,462,202)	(22,686,128)	(18,214,135)
Consolidated revenue	$ 145,187,876	$ 134,925,236	$ 124,401,572
Operating income:			
Total segment operating income	$ 9,753,347	$ 2,434,668	$ 1,338,119
Interest income	28,251	18,472	6,663
Interest expense	(609,881)	(610,787)	(300,742)
Other income	31,694	120,436	287,750
Consolidated income before income taxes	$ 9,203,411	$ 1,962,789	$ 1,331,790
Identifiable assets:			
Total segment identifiable assets	$ 65,988,726	$ 61,645,170	$ 64,149,884
Elimination of intersegment assets	—	—	—
Total consolidated assets	$ 65,988,726	$ 61,645,170	$ 64,149,884

10. ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES AND IMPACT OF HURRICANE KATRINA

During the second quarter of 2004, the Company incurred plant consolidation and facility relocation costs related to the closure of the Blue Ridge Printing Knoxville plant and consolidation into the Blue Ridge Printing Asheville plant, and the facility consolidations in Baton Rouge related to Bourque, Transdata and Diez. The facility consolidation and relocation costs approximated $150,000 and the personnel severance related costs approximated $37,000.

The costs associated with the aforementioned relocation of the Blue Ridge and Baton Rouge consolidations were reflected in the consolidated statements of operations statement in the category where the expenses historically have been classified and are part of the printing segment.

During the second quarter of 2005, the Company relocated its Chapman Printing Company Charleston division to a facility leased by the Company as a result of the acquisition of Syscan. The Company is currently evaluating its facility needs in Charleston, West Virginia and the future use, if any, of this building.

The Company moved its Dallas operations to an existing facility in Baton Rouge, Louisiana in August 2005. The Company is currently evaluating its options regarding this facility.

On August 29, 2005, Hurricane Katrina made landfall and subsequently caused extensive flooding and destruction along the coastal areas of the Gulf of Mexico, including New Orleans and other communities in Louisiana and Mississippi in which Champion conducts business. Operations in many of the Company's markets were disrupted by both the evacuation of large portions of the population as well as damage and/or lack of access to the Company's operating facility in New Orleans.

The Company filed insurance claims related to both actual and contingent losses. The Company received an advance to claim from an insurance company of $300,000 in February 2006. A second advance to claim of $200,000 was received in April 2006 and a check in the amount of $78,000 in full settlement of any and all claims was received in May 2006. The Company recorded all of the payments as insurance recoveries for the year ended October 31, 2006.

The Company has categorized the costs associated with Hurricane Katrina as follows:

1.) Personnel costs representing costs associated with payment of personnel primarily in New Orleans during the time period the city was essentially shut down;
2.) Plant costs represent all facilities, equipment and inventory charges incurred as a result of the hurricane using the most current available information;
3.) The allowance for doubtful accounts charge represents accounts receivable specifically reserved or based on a collectibility analysis performed by the Company using the most current available information for customers located in New Orleans area at that time;
4.) The relocation costs represent costs of closing the New Orleans production facility and associated costs of moving equipment.

The following table summarizes the cumulative costs incurred as of October 31, 2006 relating to Hurricane Katrina:

Personnel	$ 88,423
Plant	745,035
Allowance for doubtful accounts	208,310
Moving and relocation costs	255,215
Total pre-tax hurricane expense	1,296,983
Lease settlement recovery	75,583
Insurance recoveries	577,677
Total recoveries	653,260
Cumulative impact of Hurricane Katrina, net	$ 643,723

The Company recorded costs of $1,020,999 for the three months ended October, 31 2005 and costs of $275,984 and recoveries of $653,260 for the year ended October 31, 2006 relating to Hurricane Katrina.

The costs and recoveries associated with Hurricane Katrina are reflected in the consolidated statements of operations in the category "Hurricane and relocation costs, net of recoveries" and are part of the printing segment.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value. The fair value of long-term debt was estimated using discounted cash flows and it approximates its carrying value.

12. ACQUIRED INTANGIBLE ASSETS AND GOODWILL

	2006		2005	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizable intangible assets:				
Non-compete agreement	$ 1,000,000	$ 309,524	$ 1,000,000	$ 166,667
Customer relationships	2,451,073	294,348	2,661,610	160,554
Other	509,946	231,456	509,946	146,967
	3,961,019	835,328	4,171,556	474,188
Unamortizable intangible assets:				
Goodwill	3,918,789	507,278	2,568,064	507,278
Total goodwill and other intangibles	$ 7,879,808	$ 1,342,606	$ 6,739,620	$ 981,466

Amortization expense for the years ended October 31, 2006, 2005 and 2004 was $361,000 $358,000 and $104,000. Estimated amortization expense for each of the following years is:

2007	$ 349,444
2008	344,338
2009	303,366
2010	282,455
2011	258,645
Thereafter	1,587,443
	$ 3,125,691

The changes in the carrying amount of goodwill for the years ended October 31, 2006 and 2005 were:

	2006	2005
Balance as of November 1, 2005 and 2004	$ 2,060,786	$ 2,060,786
Goodwill acquired during the year additions	1,350,725	—
Balance as of October 31, 2006 and 2005	$ 3,411,511	$ 2,060,786

The changes in the carrying amounts of goodwill and other intangibles attribute to each segment at October 31, 2006 and 2005 are as follows:

GOODWILL

	October 31, 2005	Amortization Expense	Other	October 31, 2006
Printing	$ 1,774,344	$ —	$ 452,493	$ 2,226,837
Office products and furniture	286,442	—	898,232	1,184,674
Total	$ 2,060,786	$ —	$ 1,350,725	$ 3,411,511

	October 31, 2004	Amortization Expense	Other	October 31, 2005
Printing	$ 1,774,344	$ —	$ —	$ 1,774,344
Office products and furniture	286,442	—	—	286,442
Total	$ 2,060,786	$ —	$ —	$ 2,060,786

OTHER INTANGIBLES

	October 31, 2005	Amortization Expense	Other	October 31, 2006
Printing	$ 1,448,342	$ 164,912	$ (70,531)	$ 1,212,899
Office products and furniture	2,249,026	196,228	(140,006)	1,912,792
Total	$ 3,697,368	$ 361,140	$ (210,537)	$ 3,125,691

	October 31, 2004	Amortization Expense	Other	October 31, 2005
Printing	$ 1,498,323	$ 159,582	$ 109,601	$ 1,448,342
Office products and furniture	2,313,728	198,339	133,637	2,249,026
Total	$ 3,812,051	$ 357,921	$ 243,238	$ 3,697,368

13. CERTAIN SIGNIFICANT ESTIMATES

Our estimates that influence the financial statements are normally based on knowledge and experience about past and current events and assumptions about future events. The following estimates affecting the financial statements are particularly sensitive because of their significance and it is at least reasonably possible that a change in these estimates will occur in the near term.

GOODWILL AND IDENTIFIABLE ASSETS

We evaluate the recoverability of the goodwill and intangible assets of each of our reporting units as required under SFAS 142 by comparing the fair value of each reporting unit with its carrying value. The fair values of our reporting units are determined using a combination of a discounted cash flow analysis and market multiples based on historical and projected financial information. We apply our best judgment when assessing the reasonableness of the financial projections used to determine the fair value of each reporting unit.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company encounters risks associated with sales and the collection of the associated accounts receivable. As such, the Company records a monthly provision for accounts receivable that are considered to be uncollectible. In order to calculate the appropriate monthly provision, the Company primarily utilizes a historical rate of accounts receivables written off as a percentage of total revenue. This historical rate is applied to the current revenues on a monthly basis. The historical rate is updated periodically based on events that may change the rate such as a significant increase or decrease in collection performance and timing of payments as well as the calculated total exposure in relation to the allowance. Periodically, the Company compares the identified credit risks with the allowance that has been established using historical experience and adjusts the allowance accordingly. The underlying assumptions used for the allowance can change from period to period and could potentially cause a material impact to the income statement and working capital.

14. EARNINGS PER SHARE

Earnings per share (EPS) were computed as follows:

	Income	Weighted Average Shares	Per Share Amount
Year Ended October 31, 2006			
Net income	$ 5,473,848		
Basic earnings per share			
Income available to common shareholders	5,473,848	9,818,000	$ 0.56
Effect of dilutive securities stock options		154,000	
Diluted earnings per share			
Income available to common shareholders and assumed conversions	$ 5,473,848	9,972,000	$ 0.55
Year Ended October 31, 2005			
Net income	$ 1,116,634		
Basic earnings per share			
Income available to common shareholders	1,116,634	9,735,000	$ 0.11
Effect of dilutive securities stock options		74,000	
Diluted earnings per share			
Income available to common shareholders and assumed conversions	$ 1,116,634	9,809,000	$ 0.11
Year Ended October 31, 2004			
Net income	$ 749,698		
Basic earnings per share			
Income available to common shareholders	749,698	9,729,000	$ 0.08
Effect of dilutive securities stock options		96,000	
Diluted earnings per share			
Income available to common shareholders and assumed conversions	$ 749,698	9,825,000	$ 0.08

15. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended October 31, 2006 and 2005.

	First Quarter [1]	Second Quarter [2]	Third Quarter	Fourth Quarter [3]
Revenues				
2006	**$ 36,292,000**	**$ 37,421,000**	**$ 34,510,000**	**$ 36,965,000**
2005	$ 34,440,000	$ 33,552,000	$ 32,255,000	$ 34,678,000
Gross profit				
2006	**$ 10,597,000**	**$ 11,512,000**	**$ 9,758,000**	**$ 11,527,000**
2005	$ 9,511,000	$ 9,207,000	$ 9,258,000	$ 10,276,000
Net income (loss)				
2006	**$ 1,146,000**	**$ 1,578,000**	**$ 777,000**	**$ 1,973,000**
2005	$ 263,000	$ (97,000)	$ 382,000	$ 569,000
Earnings (loss) per share				
Basic				
2006	**$ 0.12**	**$ 0.16**	**$ 0.08**	**$ 0.20**
2005	$ 0.03	$ (0.01)	$ 0.04	$ 0.06
Diluted				
2006	**$ 0.12**	**$ 0.16**	**$ 0.08**	**$ 0.20**
2005	$ 0.03	$ (0.01)	$ 0.04	$ 0.06
Weighted average shares outstanding				
Basic				
2006	**9,746,000**	**9,746,000**	**9,865,000**	**9,916,000**
2005	9,734,000	9,734,000	9,734,000	9,739,000
Diluted				
2006	**9,831,000**	**9,947,000**	**10,089,000**	**10,087,000**
2005	9,802,000	9,734,000	9,812,000	9,820,000

(1) Includes in 2006, approximately $258,000 of pre-tax recoveries, net of expenses, associated with Hurricane Katrina. (See Note 10 of the Consolidated Financial Statements)

(2) Includes in 2005, approximately $800,000 in pre-tax charges related to various legal related costs associated with various legal settlements, accruals and expenses, including $440,000 settlement related to a Mississippi lawsuit. (See Note 7 of the Consolidated Financial Statements) Includes in 2006, pre-tax recoveries, net of expenses, associated with Hurricane Katrina of $44,000. (See Note 10 of the Consolidated Financial Statements)

(3) Includes in 2005, approximately $1.0 million of pre-tax charges incurred as a result of Hurricane Katrina. Includes in 2006, approximately $76,000 in pre-tax recoveries associated with Hurricane Katrina. (See Note 10 of the Consolidated Financial Statements)

SHAREHOLDERS' INFORMATION

CORPORATE HEADQUARTERS
Champion Industries, Inc.

MAILING ADDRESS
P. O. Box 2968, Huntington, WV 25728-2968

STREET ADDRESS
2450-90 First Avenue, Huntington, WV 25703
Phone: 304.528.2700 || Fax: 304.528.2765

NOTICE TO SHAREHOLDERS

A copy of the Company's annual report on Form 10-K for the fiscal year ended October 31, 2006, as filed with the Securities and Exchange Commission, including the financial statements and schedules thereto, is available through EDGAR or upon written request to:

Champion Industries, Inc.
P. O. Box 2968
Huntington, WV 25728-2968

ANNUAL MEETING

The annual meeting of shareholders will be held at 1:00 PM on Monday, March 19, 2007, at the Pullman Plaza Hotel, 1001 3rd Avenue, Huntington, WV.

REQUEST FOR INFORMATION

Shareholders, analysts and others seeking financial information are requested to contact our Chief Financial Officer at Corporate Headquarters.

STOCK TRANSFER AGENT AND REGISTRAR
National City Bank, Cleveland, OH
Toll Free: 1.800.622.6757

Shareholder correspondence and written transfer requests should be sent to:

National City Bank, Dept. 5352
Corporate Trust Operations
P.O. Box 92301
Cleveland, OH 44193-0900

COMMON STOCK LISTING

Common stock of Champion Industries, Inc. is traded on the NASDAQ National Market System (Now Global Market) under the symbol CHMP. NASDAQ Market Makers at October 31, 2006 were:

Hilliard Lyons, Inc.
Ferris, Baker Watts, Incorporated

SHAREHOLDERS' INFORMATION

(continued)

AUDITORS

BKD, LLP
400 Cross Pointe Boulevard
P.O. Box 628
Evansville, IN 47704-0628

WEBSITE

Visit our website at www.champion-industries.com

PRODUCTION NOTES

COVER
Paper
StoraEnso; Productolith Gloss 100 Cover

Ink
4-color process, PMS 485 with Spot Varnishes

PICTORIAL || NARRATIVE
Paper
StoraEnso; Productolith Gloss 65 Cover

Ink
4-color process

FINANCIAL REPORT
Paper
StoraEnso; Productolith Dull 100 Text

Ink
2-color: PMS 485 and Black

PRINTED
The Merten Company, Cincinnati, OH; Printed with 200-line Sublima Screening

BINDING
Chapman Printing, Inc., Huntington, WV

LAYOUT || DESIGN
Bulldog Creative Services, Huntington, WV

CHAMPION INDUSTRIES, INC.

Winning.

Victory.

Net profit.

uture.

RECORD EARNINGS.

Record-Breaking Sales.

Teamwork. Achievement.

Creative. Exceeding Your Expectations. Pers

GOALS. Exc

rk.

Net profit. Clients.

Winning. On Target. Future. Partn

Crea

TEAMWORK. Perseverance. Succes

Objectives.

Above the rest.

Record-Breaking Sales.

CHAMPION INDUSTRIES, INC.
P.O. Box 2968
Huntington, WV 25728-2968
(304) 528-2700
www.champion-industries.com

Imaginative.

END

Persev

ients.